UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 19, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes            No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes             No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No X
Enclosure: Press release:
GEITA GOLD MINING LIMITED RCF - AMENDMENT AND
RESTATEMENT AGREEMENT

EXECUTION VERSION
AMENDMENT AND RESTATEMENT AGREEMENT
29 January 2019
for
GEITA GOLD MINING LIMITED
with
NEDBANK LIMITED, ACTING THROUGH ITS NEDBANK CORPORATE AND INVESTMENT
BANKING DIVISION
as Agent
relating to a U.S.$ 115,000,000 revolving credit Facilities Agreement dated 6
April 2018, as amended on 16 July 2018 and on 14 September 2018
Allen & Overy LLP
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CONTENTS
Clause

Schedule

0079663-0000121 JH:1878220.4
1
THIS AGREEMENT is made
BETWEEN:
(1)
GEITA GOLD MINING LIMITED, a private company limited by shares incorporated in the
United Republic of Tanzania, with registration number 19982, (the Borrower); and
(2)       NEDBANK LIMITED, ACTING THROUGH ITS NEDBANK CORPORATE AND
INVESTMENT BANKING DIVISION, as Agent (in this capacity, the Agent).
BACKGROUND
(A)      This Agreement is supplemental to and amends the U.S.$115,000,000 revolving credit facilities agreement dated 6 April 2018 (as amended on 16 July 2018 and on 14 September 2018) between, amongst others, the Parties (the Facilities Agreement).
(B)
The Parties (as defined in the Facilities Agreement) have agreed to amend and restate the Facilities
Agreement in accordance with the terms of this Agreement.
(C)       All the Lenders (as defined in the Facilities Agreement) have consented to the amendments to the
Facilities Agreement contemplated by this Agreement. Accordingl y, the Agent is authorised to execute this Agreement on behalf of the Finance Parties.
IT IS AGREED as follows:
1.
INTERPRETATION
1.1
Definitions
In this Agreement:
Agreement means this Amendment and Restatement Agreement and its Schedules.
Amended Facilities Agreement means the Facilities Agreement as amended by this Agreement.
Amendment Date means the date on which the Agent confirms to the Borrower that it has received each of the documents listed in Schedule 1 (Conditions Precedent Documents) in a form and substance satisfactory to the Agent or such other date as the Borrower and the Agent (acting on the instructions of all the Lenders) may agree.
Fee Letter means the letter entered into by reference to this Agreement on or about the date of this
Agreement between the Original Bank and the Borrower.
1.2
Construction
(a)       Capitalised terms defined in the Amended Facilities Agreement have, unless expressly defined in this Agreement, the same meaning in this Agreement.
(b)       The provisions of clauses 1.2 (Construction), 21 (Expenses), 32 (Counterparts) and 33
(Notices) of the Amended Facilities Agreement apply to this Agreement as though they were set out in full in this Agreement except that references to the Amended Facilities Agreement are to be construed as references to this Agreement

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2
2.
AMENDMENTS
With effect from the Amendment Date the Facilities Agreement will be amended and restated in the manner set out in Schedule 2 (Amended and Restated Facilities Agreement).
3.
REPRESENTATIONS
On the Amendment Date the Borrower makes to the Agent (for and on behalf of the Finance Parties)
all of the representations and warranties in clause 15 (Representations and Warranties) of the
Amended Facilities Agreement by reference to the facts and circumstances then existing.
4.
FEES
In relation to the increase of Facility A as contemplated in the Amended Facilities Agreement, the
Borrower shall pay to the Agent (on behalf of the Underwriter) an arrangement fee in the amount and at the times agreed in the Fee Letter.
5.
MISCELLANEOUS
(a)       Each of this Agreement, the Fee Letter and the Amended Facilities Agreement is designated a Finance Document.
(b)       Subject to the terms of this Agreement, the Facilities Agreement will remain in full force and effect and, from the Amendment Date, the Facilities Agreement and this Agreement will be read and construed as one document.
6.
GOVERNING LAW
This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

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3
SCHEDULE 1
CONDITIONS PRECEDENT DOCUMENTS
1.
The Borrower
1.1       A copy of the constitutional documents of the Borrower or a certificate from the Borrower confirming that its constitutional documents delivered to the Agent in respect of the Facilities
Agreement remain in full force and effect and have not been amended since the Financial Close Date
(as defined in the Amended Facilities Agreement).
1.2 A copy of a resolution of the board of directors of the Borrower:
(a) approving the terms of, and the transactions contemplated by, this Agreement and resolving to execute this Agreement;
(b) authorising a specified person or persons to execute this Agreement on its behalf;
(c) disclosing and approving any conflicts of interests of the directors of the Borrower in relation to the Finance Documents and the transactions contemplated hereby.
1.3       A specimen of the signature of each person authorised by the resolutions referred to in paragraph 1.2
(b) above.
1.4       Evidence that this Agreement has been registered with the Bank of Tanzania and issued with a debt record number or amended debt record number as the case may be.
1.5 A certificate of two authorised signatories of the Borrower:
(a) confirming that borrowing the Total Commitments would not cause any borrowing limit binding on it to be exceeded;
(b) certifying that each copy document delivered under this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement;
(c) having made due enquiry:
(i) no Default is continuing;
(ii) no Insolvency Event has occurred or is continuing in relation to the Borrower; and
(iii) to the best of the knowledge of the Borrower, there are no material and undisclosed outstanding disputes.
2.
Finance Documents
A copy of this Agreement and the Fee Letter, duly executed by each party thereto.
3.
Financial Intelligence Centre Act, 2001
All information and documentation required by the Agent in relation to the Borrower to enable it to comply with its obligations under, and the requirements of, the Financial Intelligence Centre Act,
2001 and its own "know your customer" procedures.

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4
4.
Legal Opinions
(a)       A legal opinion of Allen & Overy LLP, legal advisors to the Agent as to matters of English law.
(b)       A legal opinion of ARS Law & Advisories, legal advisors of the Agent as to matters of
Tanzanian law dealing with inter alia the capacity and authority of the Borrower and enforceability of this Agreement in Tanzania, substantially in the form distributed to the
Agent prior to signing this Agreement.
5.
Other documents and evidence
(a)       Each Lender shall have obtained approval from its internal committees for this Agreement and such approvals shall have become unconditional.
(b)       A copy of any authorisation or consent (to include any relevant corporate, regulatory and shareholder consent or approval) which the Agent reasonably considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by this Agreement or for the validity and enforceability of this Agreement.

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5
SCHEDULE 2
AMENDED AND RESTATED FACILITIES AGREEMENT

SCHEDULE 2
AMENDED AND RESTATED REVOLVING
CREDIT FACILITIES AGREEMENT
AMENDED AND RESTATED REVOLVING
CREDIT FACILITIES AGREEMENT
DATED 6 APRIL 2018
REVOLVING CREDIT FACILITIES
for
GEITA GOLD MINING LIMITED
with
NEDBANK LIMITED, ACTING THROUGH THE LONDON BRANCH OF ITS NEDBANK
CORPORATE AND INVESTMENT BANKING DIVISION
as Underwriter
and
NEDBANK LIMITED, ACTING THROUGH ITS NEDBANK CORPORATE AND INVESTMENT
BANKING DIVISION
as Agent
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CONTENTS
Clause

Schedule

0079663-0000121 JH:1878246.4

THIS AGREEMENT is dated 6 April 2018 and made
BETWEEN:
(1)
GEITA GOLD MINING LIMITED, a private company limited by shares incorporated in the
United Republic of Tanzania, with registration number 19982, (the Borrower);
(2)       NEDBANK LIMITED, ACTING THROUGH THE LONDON BRANCH OF ITS NEDBANK
CORPORATE AND INVESTMENT BANKING DIVISION, as the underwriter (in this capacity, the Underwriter);
(3)
THE FINANCIAL INSTITUTIONS listed in Schedule 1 (Banks and Commitments) as original
Bank (in this capacity, the Original USD Banks);
(4)       NEDBANK LIMITED, ACTING THROUGH ITS NEDBANK CORPORATE AND
INVESTMENT BANKING DIVISION, as Agent (in this capacity, the Agent).
IT IS AGREED as follows:
INTERPRETATION
1.
DEFINITIONS AND INTERPRETATION
1.1
Definitions
In this Agreement:
Accession Deed means a document substantially in the form of Schedule 7 (Form of Accession
Deed) or in such other form as the Agent and the Borrower may agree in writing.
Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.
Amendment and Restatement Agreement means the amendment and restatement agreement relating to this Agreement entered into between the Parties, dated 29 January 2019.
Amendment Date has the meaning given to it in the Amendment and Restatement Agreement.
Authorisation means an authorisation, consent, approval, resolution, permit, licence, exemption, filing, notarisation or registration.
Bank means:
(a)
the Original USD Banks; or
(b)
any bank, financial institution or other entity which becomes a Party as a USD Bank or TZS
Bank in accordance with Clause 2.2 (Facility B Increase / Facility A Decrease) or Clause 26
(Changes to the Parties),
which in each case has not ceased to be a Party in accordance with the terms of this Agreement.
Base Currency Amount means, on any date:
(a)
in relation to any amount in USD, that amount:

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(b)
in relation to any amount in respect of Facility B, that amount converted into USD at the
Spot Rate of Exchange at or about 11:00 am on the Tanzanian Increase Effective Date to which that amount relates,
as confirmed by the Agent in accordance with the terms of this Agreement.
Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in London, New York, Johannesburg and Dar es Salaam.
Code means the United States Internal Revenue Code of 1986, as amended and any rule or regulation issued thereunder from time to time in effect.
Commitment means a Facility A Commitment or a Facility B Commitment.
Commitment Period means the period from and including the Financial Close Date up to and including the date falling one month before the Final Maturity Date.
Default means an Event of Default or an event which, with the giving of notice, lapse of time, determination of materiality or fulfilment of any other applicable condition (or any combination of the foregoing) as specified in Clause 17 (Default), would constitute an Event of Default.
Defaulting Bank means any Bank:
(a)
which has failed to make its participation in a Loan available or has notified the Agent or the
Borrower or has indicated publicly that it will not make its participation in a Loan available by the Drawdown Date of that Loan in accordance with Clause 5.4 (Advance of a Loan)
(b)
which has otherwise rescinded or repudiated a Finance Document; or
(c)
with respect to which an Insolvency Event has occurred and is continuing, unless, in the case of paragraph (a) above:
(i)       payment is made within five Business Days of its due date; or
(ii)       the Bank is disputing in good faith whether it is contractually obliged to make the payment in question.
Drawdown Date means the date of the advance of a Loan.
Environment means:
(a)
land including any natural or man-made structures;
(b)
water including ground and surface water; and
(c)
air, including air within buildings and other natural or man-made structures above or below ground.
Environmental Claim means, in relation to any member of the Group, any claim by any person as a result of or in connection with any violation of Environmental Law which could give rise to any remedy or penalty (whether interim or final) or liability for that member of the Group or the Group, as appropriate.

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Environmental Laws means, in relation to any member of the Group or the Group, as appropriate, all and any applicable and legally binding laws, including common law, statute and subordinate legislation, European regulations and directives, codes of practice, circulars, guidance notices, judgments and judicial or administrative decisions and other similar provisions issued, entered into or promulgated by any government entity, whether of the U.S.A. or states or territories of the U.S., the Republic of South Africa, Tanzania (including, without limitation, the National Environment
Management Council (NEMC), Occupational Safety and Health Authority (OSHA), Ministry of
Energy of Tanzania and Ministry of Minerals of Tanzania), the European Community or elsewhere, compliance with which is mandatory for that member of the Group or the Group, as appropriate, with regard to:
(a)
the pollution, protection, investigation, reclamation or restoration of the Environment or natural resources;
(b)
harm to the health of humans, animals or plants including without limitation laws relating to public and workers' health and safety;
(c)
emissions, discharges or releases into, or the presence in, the Environment of hazardous, toxic, harmful or dangerous chemicals or any other pollutants or contaminants, or industrial, radioactive or other dangerous substances or wastes (including vibration, noise and genetically modified organisms); or
(d)
the manufacture, processing, use, treatment, storage, distribution, disposal, transport or handling of the substances or wastes described in paragraph (c) above.
Environmental Permits means all or any permits, licences, consents, approvals, certificates, qualifications, specifications, registrations and other authorisations including any conditions which attach to any of the above, and the filing of all notifications, reports and assessments required under
Environmental Laws for the operation of any of the businesses of any member of the Group or the occupation or use of any of their respective properties.
Event of Default means an event specified as such in Clause 17 (Default).
Existing RCF Agreement means the U.S.$ 35,000,000 revolving credit facility agreement dated 23
August 2016 between the Borrower (as borrower) and Nedbank Limited (as underwriter, agent and original bank).
Facility means Facility A or Facility B.
Facility A means the USD revolving loan facility made available to the Borrower by the Banks under this Agreement.
Facility A Commitment means:
(a)
in relation to an Original USD Bank, the amount in U.S.$ set opposite its name in Schedule
1 (Banks and Commitments) and the amount of any other Bank's Commitment under
Facility A acquired by it under Clause 26 (Changes to the Parties); and
(b)
in relation to a Bank which becomes a Bank after the date of this Agreement, the amount of any other Bank's Commitment under Facility A acquired by it under Clause 26 (Changes to the Parties),
to the extent not cancelled, reduced or transferred under this Agreement.

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Facility A Loan means a loan made or to be made under Facility A or the principal amount outstanding for the time being of that loan.
Facility B means the TZS revolving loan facility made available to the Borrower by the Banks under this Agreement.
Facility B Commitment means:
(a)
in relation to each TZS Bank as at the Amendment Date, any original Commitment acquired by it before the Amendment Date under Facility B pursuant to Clause 2.2
(Facility B Increase), and as set out set opposite its name in Schedule 1 (Banks and
Commitments), and the amount of any other Bank's Commitment under Facility B acquired by it under Clause 26 (Changes to the Parties); and
(b)
the amount of any other TZS Bank’s Commitment under Facility B acquired by it under
Clause 26 (Changes to the Parties),
to the extent not cancelled, reduced or transferred under this Agreement.
Facility B Increase Amount has the meaning given to it in Clause 2.2(a).
Facility B Loan means a loan made or to be made under Facility B or the principal amount outstanding for the time being of that loan.
Facility B Reference Rate means, in relation to any Facility B Loan:
(a)
the applicable Screen Rate: at or about 11:00 on the Rate Fixing Day of TZS for a period comparable to the relevant Interest Period; or
(b)
as otherwise determined pursuant to Clause 11.2 (Unavailability of Screen Rate for Facility
B),
and if, in either case, that rate is less than zero, the Facility B Reference Rate shall be deemed to be zero.
Facility Office means the office(s) notified by a Bank to the Agent:
(a)
on or before the date it becomes a Bank; or,
(b)
by not less than five Business Days' written notice,
as the office(s) through which it will perform all or any of its obligations under this Agreement.
Fallback Interest Period means one week or such other period as the Agent and the Borrower ma y agree.
FATCA means:
(a)
sections 1471 to 1474 of the Code or any associated regulations;
(b)
any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the U.S. and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

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(c)
any agreement pursuant to the implementation of any treat y, law or regulation referred to in paragraph (a) or (b) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction.
FATCA Application Date means:
(a)
in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code
(which relates to payments of interest and certain other payments from sources within the
US), 1 July 2014;
(b)
in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code
(which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the US), 1 January 2019; or
(c)
in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) or (b) above, 1 January 2019,
or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this
Agreement.
FATCA Deduction means a deduction or withholding from a payment under a Finance Document required by FATCA.
FATCA Exempt Party means a Party that is entitled to receive payments free from any FATCA
Deduction.
Fee Letter means any letter entered into by reference to this Agreement between one or more
Finance Parties and the Borrower setting out the amount of any fees referred to in this Agreement.
Final Maturity Date means the 3rd (third) anniversary of the Financial Close Date or, if that is not a
Business Day, the immediately preceding Business Day.
Financial Close Date means the date on which the Agent delivers a written notice to the Borrower contemplated in Clause 4.1 (Documentary conditions precedent).
Finance Document means this Agreement, any Fee Letter, any Accession Deed, a Novation
Certificate or any other document designated as such by the Agent and the Borrower.
Finance Party means a Bank, the Underwriter or the Agent.
Financial Indebtedness means any indebtedness for or in respect of:
(a)
moneys borrowed and debit balances at banks;
(b)
any debenture, bond, note, loan stock or other security;
(c)
any acceptance credit;
(d)
receivables sold or discounted (otherwise than on a non-recourse basis);
(e)
the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

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(f)
any lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased;
(g)
for the purposes of Clause 17.6 (Cross-default) any currency or commodity swap or interest swap, cap or collar arrangements or any other derivative instrument;
(h)
any amount raised under any other transaction having the commercial effect of a borrowing or raising of money; or
(i)
any guarantee, indemnity or similar assurance against financial loss of any person, provided that any counter indemnity given in support of a letter of credit issued to environmental authorities in respect of potential environmental liabilities shall not be taken into account for the purposes of this definition until such time as a call is made under any such letter of credit.
Force Majeure Event has the meaning given to it in Clause 7.6(a).
Funding Rate means any rate notified to the Agent by a Bank pursuant to subparagraph (a)(ii) of
Clause 11.5 (Replacement of Screen Rate and alternative basis of interest or funding).
Geita Remediation means all development in relation to the Mine which arise in connection with the implementation of the Tanzanian Legislation including, without limitation, any negotiation between any member of the Group and the Government relating to:
(a)
the Tanzanian Legislation;
(b)
any arbitration or other proceedings relating to the Tanzanian Legislation; or
(c)
any reduction or cessation of business of the Mine.
Government has the meaning given to it in Clause 7.7(a)(i).
Group means the Parent and its Subsidiaries.
Historic Screen Rate means, in relation to any Loan, the most recent applicable Screen Rate for US
Dollars and for a period equal in length to the Interest Period of that Loan and which is as of a da y which is no greater than three Business Days before the Rate Fixing Day.
Holding Company means, in relation to a person, an entity of which that person is a Subsidiary.
IAS means the International Financial Reporting Standards adopted by the International Accounting
Standards Board, as may be amended from time to time (except as provided in Clause 16.16
(Financial covenant)).
Impaired Agent means the Agent at any time when:
(a)
it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;
(b)
the Agent otherwise rescinds or repudiates a Finance Document;
(c)
(if the Agent is also a Bank) it is a Defaulting Bank under paragraph (a) or (b) of the definition of "Defaulting Bank"; or
(d)
an Insolvency Event has occurred and is continuing with respect to the Agent,

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unless, in the case of paragraph (a) above:
(i) payment is made within five Business Days of its due date; or
(ii) the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.
Insolvency Event in relation to any Party means that the Party:
(a)
is dissolved (other than pursuant to a consolidation, amalgamation or merger);
(b)
becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;
(c)
makes a general assignment, arrangement or composition with or for the benefit of its creditors;
(d)
institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;
(e)
has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors'
rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:
(i) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or
(ii) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;
(f)
has a resolution passed for its winding-up, business rescue, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);
(g)
seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian, business rescue practitioner or other similar official for it or for all or substantially all its assets;
(h)
has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;
(i)
causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (h)
above, or

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(j)
takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.
Interest Period means each period determined in accordance with Clause 8 (Interest Periods).
Interpolated Historic Screen Rate means, in relation to any Facility A Loan, the rate (rounded to the same number of decimal places as the two relevant Historic Screen Rates) which results from interpolating on a linear basis between:
(a)
the most recent applicable Screen Rate for US Dollars and for the longest period (for which that Historic Screen Rate is available) which is less than the Interest Period of that Loan; and
(b)
the most recent applicable Screen Rate for US Dollars and the shortest period (for which that
Historic Screen Rate is available) which exceeds the Interest Period of that Loan, each for US Dollars and each of which is as of a day which is no more than three Business Days before the Rate Fixing Day.
Interpolated Screen Rate means, in relation to LIBOR for any Facility A Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:
(a)
the applicable Screen Rate for the longest period (for which that Screen Rate is available)
which is less than the Interest Period of that Loan; and
(b)
the applicable Screen Rate for the shortest period (for which that Screen Rate is available)
which exceeds the Interest Period of that Loan,
at or about 11.00am on the Rate Fixing Day for the currency of that Loan.
LIBOR means in relation to any Facility A Loan:
(a)
the applicable Screen Rate at or about 11.00am on the Rate Fixing Day for US Dollars for a period comparable to the relevant Interest Period; or
(b)
as otherwise determined pursuant to Clause 11.1 (Unavailability of Screen Rate for Facility
A);
and if that rate is less than zero, LIBOR shall be deemed to be zero.
Loan means a Facility A Loan or a Facility B Loan.
Majority Banks means, subject to Clause 25.4 (Disenfranchisement of Defaulting Banks) at any
time, Banks:
(a)
whose participations in the Loans then outstanding aggregate 60 per cent. or more of all
Loans then outstanding;
(b)
if there are no Loans then outstanding, whose Commitments then aggregate 60 per cent. or more of the Total Commitments; or
(c)
if there are no Loans then outstanding and the Total Commitments have been reduced to nil, whose Commitments aggregated 60 per cent. or more of the Total Commitments immediately before the reduction,

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calculated, in the case of any Facility B Loans and Facility B Commitments, by reference to the Base
Currency Amount as that rate was determined by the Agent on the relevant Tanzanian Increase
Effective Date.
Margin means:
(a)
in relation to any Facility A Loan, the rate that is 6.7% (six comma seven per cent) per annum; and
(b)
in relation to any Facility B Loan, the rate as confirmed in the Accession Deed.
Maturity Date means, in relation to a Loan, the last day of its Interest Period.
Member State means any member state of the European Union.
Mine means the mine which is majority owned by the Borrower situated on the licence area of the mineral rights licence granted by the Ministry of Energy and Minerals of Tanzania known as Special
Mining Licence number SML 45/99 located in the Geita Hill and Kukuluma area of the Geita
District within the Geita Region of Tanzania.
Non-Consenting Bank has the meaning given to that term in Clause 25.6(d)(iii) (Replacement of a
Bank).
Novation Certificate has the meaning given to it in Clause 26.3 (Procedure for novations).
Parent means AngloGold Ashanti Limited, a public company incorporated under the laws of the
Republic of South Africa with registration number 1944/017354/06.
Party means a party to this Agreement.
Permitted Assignee means:
(a)
a Bank; or
(b)
any Affiliate of a Bank; or
(c)
any person listed in the list of permitted assignees contained in Schedule 6 (Permitted
Assignee).
Rate Fixing Day means the second Business Day before the first day of an Interest Period for a
Loan unless market practice differs in the Relevant Market for a currency, in which case the Rate
Fixing Day will be determined by the Agent in accordance with market practice in the Relevant
Market (and if quotations would normally be given on more than one day, the Rate Fixing Day will be the last of those days).
Reference Bank Quotation means any quotation supplied to the Agent by a Reference Bank.
Reference Bank Rate means, in relation to Facility A, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks as at the rate at which the relevant Reference Bank could borrow funds in the London interbank market in
US Dollars and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in US Dollars and for that period.

0079663-0000121 JH:1878246.4

Reference Banks means the principal London offices of the Original USD Banks, Standard Bank
Plc, Standard Chartered Bank and the Hong Kong and Shanghai Banking Corporation Limited or
such other banks as may be appointed by the Agent in consultation with the Company.
Relevant Market means in relation to USD, the London interbank market, and, in relation to TZS, the Tanzania interbank market.
Repeating Representations means the representations and warranties set out in Clauses 15.2
(Status), 15.3 (Powers and authority), 15.4 (Legal validity), 15.5 (Authorisations), 15.6 (Pari passu ranking) 15.9(b) (Immunity), 15.10 (Jurisdiction/governing law), 15.11 (Non-conflict), 15.12 (No
Default), 15.13 (Litigation), 15.14 (Environmental issues), 15.15 (Environmental policy) and 15.16
(Economic Sanctions and Anti-Money Laundering) (inclusive).
Representative means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.
Request means a request made by the Borrower for a Loan, substantially in the form of Schedule 3
(Form of Request).
Reservations means the general principles of law in relation to matters of law only as at the date of this Agreement limiting the Borrower's obligation which are specifically referred to in any legal opinion delivered under paragraph 10 of Part A of Schedule 2 (Conditions Precedent Documents).
Restricted Party means a person that is:
(a)
listed on, or owned or controlled by a person listed on, or, to the knowledge of the Borrower, acting on behalf of a person listed on, any Sanctions List; or
(b)
located, organised or resident in a country or territory which is the subject of Sanctions
(which countries and territories as of the date of this Agreement are Burma/Myanmar, Cuba,
Iran, North Korea, Sudan and Syria).
Rollover Loan means one or more Loans made or to be made:
(a)
on the same date that a maturing Loan is due to be repaid;
(b)
the aggregate amount of which is equal to or less than the maturing Loan;
(c)
in the same currency as the maturing Loan; and
(d)
made or to be made to the same Borrower for the purpose of refinancing a maturing Loan.
Sanctions means the sanctions administered or enforced by:
(a)
the United States government;
(b)
the United Nations;
(c)
the European Union or its Member States, including, without limitation, the United
Kingdom; or
(d)
the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury
(OFAC), the United States Department of State, and Her Majesty's Treasury (HMT),

0079663-0000121 JH:1878246.4

(together the Sanctions Authorities).
Sanctions List means the "Specially Designated Nationals and Blocked Persons" list maintained b y
OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by HMT, or any similar public list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.
Screen Rate means:
(a)
in relation to Facility A, the London interbank offered rate administered by ICE Benchmark
Administration Limited (or any other person which takes over the administration of that rate) for USD for the relevant period displayed on pages LIBOR01 or LIBOR02 of the
Reuters screen (or any replacement Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the Agent ma y specify another page or service displaying the relevant rate after consultation with the
Borrower;
(b)
in relation to Facility B, the rate, as confirmed by the Agent, of the most recent 91 or 181 days treasury bills, as applicable to the relevant Interest Period, issued by the Bank of
Tanzania (or any other person which takes over the administration of that rate) on behalf of the Government of Tanzania and displayed on the appropriate page of the Bank of Tanzania website www.bot.go.tz (or any replacement website which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of the Bank of Tanzania.
Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.
Selection Notice means a notice substantially in the form set out in Part II of Schedule 3 (Form of
Request) given in accordance with Clause 8 (Interest Periods) in relation to Facility B.
Separate Loan has the meaning given to that term in Clause 6 (Repayment).
Spot Rate of Exchange means, on any day, the spot rate of exchange for the purchase of TZS with
USD as quoted by the Bank of Tanzania at or about 11:00 am on that particular day.
Subsidiary means any company or corporation:
(a)
which is controlled, directly or indirectly, by another company or corporation; or
(b)
more than half the issued share capital of which is beneficially owned, directly or indirectly, by another company or corporation; or
(c)
which is a subsidiary of another subsidiary of another company or corporation, and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation has the right to control the composition of a majority of its board of directors or equivalent body.
Tanzania means the United Republic of Tanzania.
Tanzanian Increase Effective Date has the meaning given to it in Clause 2.2(f).

0079663-0000121 JH:1878246.4

Tanzanian Increase Request has the meaning given to it in Clause 2.2(a).
Tanzanian Legislation means:
(a)
the Mining (Minimum Shareholding & Public Offering) Regulation 2016;
(b)
the Mining (Minimum Shareholding & Public Offering) (Amendment) Regulation 2017;
(c)
the Natural Wealth and Resources Contracts (Review and Re-Negotiation of
Unconscionable Terms) Act 2017;
(d)
the Natural Wealth and Resources (Permanent Sovereignty) Act, 2017;
(e)
the Written Laws (Misc. Amendments) Act, 2017,
or any future law or regulation introduced by the Government in relation to the abovementioned legislation.
Total Commitments means the aggregate of the Total Facility A Commitments and the Total
Facility B Commitments.
Total Facility A Commitments means the aggregate for the time being of the Facility A
Commitments, being USD 105,000,000 (One Hundred and Five Million USD) at the date of this
Agreement.
Total Facility B Commitments means the aggregate for time being for the Facility B
Commitments, being TZS 102,680,000,000 (One Hundred and Two Billion Six Hundred and Eight y
Million TZS) at the Amendment Date.
TZS or Shillings means the lawful currency for the time being of Tanzania.
U.S. means the United States of America.
U.S. Dollars, USD or U.S.$ means the lawful currency for the time being of the United States of
America.
VAT means the value added tax as provided for in Council Directive 2006/112/EC and any other tax of a similar nature.
1.2
Construction
(a)
In this Agreement, unless the contrary intention appears, a reference to:
(i)
an amendment includes a supplement, novation or re-enactment and amended is to be construed accordingly;
(ii)
assets includes present and future properties, revenues and rights of every description;
(iii)
an authorisation includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration or notarisation;
(iv)
control means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise;

0079663-0000121 JH:1878246.4

(v)
know your customer requirements means the identification checks that a Finance
Party requests in order to meet its obligations under any applicable law or regulation to identify a person who is (or is to become) its customer;
(vi)
a material adverse effect means a material adverse effect on:
(A)
the condition (financial or otherwise) of the business, operations, properties, revenues, costs, assets, liabilities or prospects of the Borrower;
(B)
the ability of the Borrower to perform its payment or other material obligations under any Finance Document to which it is a party or its obligations under Clause 16.16 (Financial covenant);
(C)
the validity, enforceability or the effectiveness of any Finance Document; or
(D)
any right or remedy of a Finance Part y in respect of a Finance Document;
(vii)
a month is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:
(A)
if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that calendar month; or
(B)
if an Interest Period commences on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which it is to end;
(viii)
a person includes any person, company, partnership, association, government, state, agency or other entity;
(ix)
a regulation includes any regulation, rule, official directive, request or guideline
(whether or not having the force of law but if not, being of a type with which banks are accustomed to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;
(x)
tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);
(xi)
a provision of law is a reference to that provision as amended or re-enacted;
(xii)
a Clause, Subclause or a Schedule is a reference to a clause or subclause of or a schedule to this Agreement;
(xiii)
a person includes its successors and assigns;
(xiv)
a Finance Document or another document is a reference to that Finance Document or other document as amended; and
(xv)
a time of day is a reference to London time.

0079663-0000121 JH:1878246.4

(b)
A Default (other than an Event of Default) is continuing if it has not been remedied or waived and an Event of Default is continuing if it has not been remedied or waived.
(c)
Unless the contrary intention appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.
(d)
The index to and the headings in this Agreement are for convenience only and are to be ignored in construing this Agreement.
(e)
a reference to a U.S. Dollar, USD, U.S.$ amount or “its equivalent” at any time is a reference to:
(i)
the Base Currency Amount for any TZS at 11am on the relevant date; and
(ii)
the USD equivalent in any other currency determined by reference to the spot rate of exchange of the Agent for the purchase of U.S. Dollars with that other currency at
11am on the relevant date.
(f)
Unless expressly provided to the contrary in a Finance Document, a person who is not a party to a Finance Document may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.
(g)
Notwithstanding any term of any Finance Document, the consent of any third party is not required for any variation (including any release or compromise of any liability) or termination of that Finance Document.
2.
FACILITY
2.1
Facility
(a)
Subject to the terms of this Agreement, the Banks agree to make available to the
Borrower:
(i)
a U.S. Dollar revolving loan, during the Commitment Period, in an aggregate amount equal to the Total Facility A Commitments; and
(ii)
a TZS revolving loan, during the Commitment Period, in an aggregate amount equal to the Total Facility B Commitments,
(b)
The aggregate amount of all outstanding Loans shall not at any time exceed the Total
Commitments as at the Amendment Date.
(c)
The aggregate amount of a Bank's participation in the Loans under any Facility shall not at any time exceed its Commitment under that Facility at that time.
2.2
Facility B Increase / Facility A Decrease
(a)
At any time prior to the date falling 6 months before the Final Maturity Date (or such other date as agreed to between the Agent and the Borrower), the Borrower may by sending a request (a Tanzanian Increase Request) to the Agent request that the Total Facility B
Commitments be increased by an aggregate amount agreed between the Borrower and the
Agent (a Facility B Increase Amount) which amount will, subject to the terms of this

0079663-0000121 JH:1878246.4

Clause 2.2 and the Tanzanian Increase Effective Date (as defined below) occurring, then become part of the Facility B Commitment.
(b)
Each Facility B Increase Amount shall not exceed the balance of the undrawn
Commitments under Facility A by reference to the relevant Base Currency Amount on the relevant Tanzanian Increase Effective Date.
(c)
The Borrower may serve no more than fifteen Tanzanian Increase Requests unless otherwise approved by the Agent acting on the instructions of the Majority Banks.
(d)
Each Tanzanian Increase Request shall be irrevocable and will not be regarded as having been duly completed unless it indicates (i) the TZS amount to which the Total Facility B
Commitments are to be increased, (ii) the portion of the Facility B Commitments to be participated in by each TZS Bank, (iii) the agreed Margin for Facility B (which must be the same Margin for all Tanzanian Increase Requests), (v) the proposed date of the increase of
Facility B and equivalent decrease of Facility A (the Proposed Increase Date).
(e)
The Agent shall promptly notify the Banks of each Tanzanian Increase Request.
(f)
The Total Facility B Commitments will be increased by each Facility B Increase Amount, and such additional Commitments will be allocated to the TZS Banks as set out in each
Tanzanian Increase Request on the Proposed Increase Date or (if later) the date the Agent confirms that the conditions set out in Part B of Schedule 2 (Conditions Precedent
Documents) and in the Accession Deed have been satisfied in form and substance satisfactory to it, acting reasonably (the Tanzanian Increase Effective Date).
(g)
If the proposed Facility B Increase Amount referred to in any Tanzanian Increase Request exceeds:
(i)
the balance of the undrawn Commitments under Facility A (as determined by the
Agent by reference to the relevant Base Currency Amount on the Tanzanian
Increase Effective Date); or
(ii)
would result in the breach of any Finance Document,
the Facility B Increase Amount shall be reduced by the Agent, pro rata among the relevant
TZS Banks, by an amount which is sufficient to ensure that the requirements of paragraphs
(b) and (c) above are met.
(h)
The Agent shall promptly notify the Borrower and the Banks upon the occurrence of the
Tanzanian Increase Effective Date.
(i)
Immediately upon the occurrence of a Tanzanian Increase Effective Date an amount equal to the equivalent of the Facility B increase Amount in USD as determined by the Agent on the Tanzanian Increase Effective Date of the Facility A Commitment shall be cancelled and the TZS Banks will assume rights and obligations towards each other Part y under this
Agreement as if it were an original Party.
(j)
Each TZS Bank, by executing the Accession Deed, confirms (for the avoidance of doubt)
that the Agent has authority to execute on its behalf any accession deed or amendment or waiver that has been approved by or on behalf of the requisite Banks in accordance with this Agreement on or prior to the Tanzanian Increase Effective Date.

0079663-0000121 JH:1878246.4

(k)
Clauses 26.2(f), 26.2(g) and 26.2(h) (Transfers by Banks) shall apply mutatis mutandis in this Clause 2.2 (Facility B Increase) in relation to a Bank and TZS Bank as if references in those clauses to:
(i)
an "Existing Bank" were references to all the Banks immediately prior to the relevant increase;
(ii)
the "New Bank" were references to each TZS Bank; and
(iii)
a "re-transfer" and "re-assignment" were references to respectively a reversal of any increase or decrease of any Commitment made under this Clause 2.2.
(l)
Following an increase in the amount of the Total Facility B Commitment, the Agent shall update Schedule 1 (Banks and Commitments) accordingly in consultation with the
Borrower and make available the updated Schedule to all Parties to reflect the then current
Facility A Commitments and Facility B Commitments of each Bank.
2.3
Nature of a Finance Party's rights and obligations
(a)
The obligations of a Finance Party under the Finance Documents are several. Failure by a
Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.
(b)
The rights of a Finance Party under or in connection with the Finance Documents are separate and independent rights and they include any debt owing to that Finance Party under the Finance Documents.
(c)
Any debt arising under the Finance Documents to a Finance Party is a separate and independent debt. Any part of a Loan or any other amount owed by the Borrower which relates to a Finance Party’s participation in a Facility or its role under a Finance Document is a debt owing to that Finance Party by the Borrower.
(d)
A Finance Party may, except as specifically provided in the Finance Documents, separat el y enforce its rights under or in connection with the Finance Documents.
3.
PURPOSE
The Borrower shall apply all amounts borrowed by it under the Facility to fund its working capital requirements and general capital expenditure programme. Without affecting the obligations of the
Borrower in any way, no Finance Party is bound to monitor or verify the application of any Loan.
4.
CONDITIONS PRECEDENT
4.1
Documentary conditions precedent
The Borrower may not deliver the first Request until the Agent has notified the Borrower and the
Banks that it has received all of the documents set out in Part A of Schedule 2 (Conditions Precedent
Documents) in form and substance satisfactory to the Agent (acting reasonably). The Agent shall notify the Borrower and the Banks promptly upon being so satisfied.

0079663-0000121 JH:1878246.4

4.2
Further conditions precedent
The obligation of each Bank to participate in any Loan under Clause 5.3 (Advance of a Loan) is subject to the further conditions precedent that on both the date of the Request and on the Drawdown
Date:
(a)
the Repeating Representations are correct in all material respects.
(b)
no Force Majeure Event has occurred and is continuing.
(c)
in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default is continuing or would result from the making of that Loan; and
(d)
the making of the relevant Loan would not cause Clause 2 (Facility) to be contravened.
4.3
Further conditions precedent under Facility B
The Borrower may not deliver the first Request under Facility B until the Agent has notified the
Borrower and the Banks that it has received all of the documents set out in Part B of Schedule
2(Conditions Precedent Documents) in form and substance satisfactory to the Agent (acting reasonably). The Agent shall notify the Borrower and the Banks promptly upon being so satisfied.
5.
DRAWDOWN
5.1
Availability Period
The Borrower may borrow Loans during the Commitment Period if the Agent receives, not later than
11.00a.m. five Business Days before the proposed Drawdown Date, a duly completed Request.
Each Request is irrevocable.
5.2
Completion of a Request
A Request will not be regarded as having been duly completed unless:
(a)
the Drawdown Date is a Business Day falling during the Commitment Period;
(b)
it identifies the Facility to be utilised.
(c)
the currency of the Request;
(d)
the amount of the Loan under:
(i)
Facility A is:
(A)
a minimum of U.S.$5, 000,000 and an integral multiple of U.S.$1,000,000;
or
(B)
the balance of the undrawn Total Facility A Commitments; or
(ii)
Facility B is:
(A)
a minimum of TZS1,000, 000,000 and an integral multiple of TZS100,000,
000; or

0079663-0000121 JH:1878246.4

(B)
the balance of the undrawn Total Facility B Commitments; or
(iii)
such other amount as the Agent may agree;
(e)
the Interest Period selected complies with Clause 8 (Interest Periods); and
(f)
the payment instructions comply with Clause 19 (Payment Mechanics).
Each Request must specify one Loan only, but the Borrower may, subject to the other terms of this
Agreement, deliver more than one Request on any one day. Unless otherwise agreed by the Agent, no more than five Loans may be outstanding at any time. Any Separate Loan shall not be taken into account in this Clause 5.2.
5.3
Currency
The currency specified in a Request must be in relation to Facility A, U.S. Dollars and in relation to
Facility B, TZS.
5.4
Advance of a Loan
(a)
The Agent shall promptly notify each Bank of the details of the requested Loan and the amount of its participation in the relevant Loan.
(b)
Subject to the terms of this Agreement, each Bank shall make its participation in the relevant Loan available on the relevant Drawdown Date through its Facility Office.
(c)
The amount of each Bank's participation in a Loan will be the proportion of the Loan which its Commitment bears to the Total Facility A Commitments or Facility B
Commitments on the proposed Drawdown Date under the relevant Facility.
5.5
Replacement of Existing RCF Agreement and deemed Utilisation of Facility A
(a)
On the Amendment Date:
(i)
the Existing RCF Agreement shall be cancelled and terminated; and
(ii)
any amounts outstanding under the Existing RCF Agreement shall be deemed to be repaid in full and shall be deemed to be Utilisations under Facility A.
(b)
The Interest Period for the Loan made under this Clause 5.5 (Replacement of Existing RCF
Agreement and deemed Utilisation) shall be six Months, and shall commence on the
Amendment Date.
(c)
The provisions of Clause 4.2 (Further conditions precedent) and Clause 5 (Drawdown)
(other than this Clause 5.5) of this Agreement do not apply to the Loan made under this
Clause 5.5 (Replacement of Existing RCF Agreement and deemed Utilisation).
6.
REPAYMENT
(a)
Subject to paragraph (e) below, the Borrower shall:
(i)
repay each Facility A Loan in full on its Maturity Date and in an amount of USD;
and
(ii)
repay each Facility B Loan in full on its Maturity Date and in an amount of TZS.

0079663-0000121 JH:1878246.4

(b)
Subject to the terms of this Agreement, amounts so repaid may be re-borrowed.
(c)
Without prejudice to the Borrower's obligation to repay the full amount of each Loan under each Facility on its Maturity Date, if one or more Loans under that Facility are made available to a Borrower:
(i)
on the same day that a maturing Loan is due to be repaid by the Borrower under that
Facility;
(ii)
in the same currency as the maturing Loan; and
(iii)
in whole or in part for the purpose of financing the maturing Loan under that
Facility,
then:
(A)
if the amount of the maturing Loan under that Facility exceeds the aggregate amount of the new Loan(s) under that Facility:
I.       the Borrower will only be required to pay an amount in cash in the relevant currency equal to that excess; and
II.       each Bank's share (if any) in the new Loans under that Facility will be treated as having been made available and applied by the Borrower in or towards repayment of that Bank's share (if any) in the maturing Loan and that Bank will not be required to make its share in the new Loan(s) available in cash; and
(B)
if the amount of the maturing Loan under that Facility is equal to or less than the aggregate amount of the new Loan(s):
I. the Borrower will not be required to make any payment in cash; and
II.       each Bank will be required to make its share in the new Loan(s) under that Facility available in cash only to the extent that its share (if any) in the new Loan(s) exceeds that Bank’s share (if any) in the maturing Loan and the remainder of that Bank's share in the new Loan(s) will be treated as having been made available and applied by the Borrower in or towards repayment of that Bank's share in the maturing Loan.
(d)
No Loan may be outstanding under any Facility after its Final Maturity Date.
(e)
At any time when a Bank becomes a Defaulting Bank, the maturit y date of each of the participations of that Bank in the Loans then outstanding under any Facility will be automatically extended to the Final Maturity Date for that Facility and will be treated as separate Loans (the Separate Loans).
(f)
The Borrower may prepay a Separate Loan by giving five Business Days' prior notice to the Agent. The Agent will forward a copy of a prepayment notice received in accordance with this paragraph (f) to the Defaulting Bank concerned as soon as practicable on receipt.
(g)
Interest in respect of a Separate Loan will accrue for successive Interest Periods selected by the Borrower by the time and date specified by the Agent (acting reasonably) and will be payable by the Borrower to the Defaulting Bank on the last day of each Interest Period of that Loan.

0079663-0000121 JH:1878246.4

(h)
The terms of this Agreement relating to Loans generally shall continue to apply to Separate
Loans other than to the extent inconsistent with paragraphs (e) to (g) above, in which case those paragraphs shall prevail in respect of any Separate Loan.
7.
PREPAYMENT AND CANCELLATION
7.1
Change of control
(a)
If any person (other than the Parent), or group of persons acting in concert, becomes, directly or indirectly, the beneficial owner of more than 50 per cent. of the issued share capital of the Borrower:
(i)
the Borrower shall promptly notify the Agent upon becoming aware of that event;
(ii)
a Bank shall not be obliged to fund a Loan; and
(iii)
if a Bank so requires and notifies the Agent within 30 days of the Borrower notifying the Agent of the event, the Agent shall, by not less than ten Business
Days’ notice to the Borrower (and only by longer than ten Business Days’ notice if the relevant Bank agrees), cancel the Commitment of that Bank and declare the participation of that Bank in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Bank will be cancelled and all such outstanding amounts will become immediately due and payable.
(b)
For the purpose of paragraph (a) above, acting in concert means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-
operate, through the acquisition directly or indirectly of shares in the Borrower by any of them, either directly or indirectly, to obtain or consolidate control of the Borrower.
7.2
Sanctions
(a)
If any member of the Group, any Borrower's joint venture or any of their respective directors:
(i)
is or becomes a Restricted Party;
(ii)
participates in any manner in any transaction with a party listed on the Sanctions
List
(iii)
breaches the provisions of Clause 15.16 (Economic Sanctions and Anti-Money
Laundering),
the Borrower shall promptly notify the Agent upon becoming aware of that event.
(b)
If any event contemplated by paragraph (a) above occurs (whether or not the Borrower has notified the Agent of the occurrence of that event), the following shall apply:
(i)
a Bank shall not be obliged to fund a Loan;
(ii)
the Borrower shall prepay the participations of that Bank in all the Loans either forthwith or, if such longer period is permitted by the relevant law, on the Maturity
Date of the relevant Loan; and
(iii)
the Commitment of that Bank shall be cancelled.

0079663-0000121 JH:1878246.4

7.3
Disposals
(a)
In this Clause 7.3:
(i)
net proceeds means any amount received by the Borrower as consideration for a relevant disposal less all taxes and reasonable costs and expenses incurred by the
Borrower in connection with the relevant disposal; and
(ii)
relevant disposal means a disposal of all or substantially all of the assets or business of the Borrower (whether by way of a share or asset sale) to another person other than a disposal which occurs with the prior written consent of the Agent.
(b)
If the Borrower makes any relevant disposal, the Borrower must:
(i)
immediately notify the Agent; and
(ii)
procure that an amount at least equal to the net proceeds of that disposal is applied towards prepaying the Loans.
(c)
Any prepayment under this Clause 7.3 must be made on the earlier of:
(i)
last day of the Interest Period of the Loan to be prepaid in which the relevant disposal or receipt occurred; and
(ii)
a date which is not later than 21 days after receipt of the net proceeds.
7.4
Cessation or abandonment of Operations
If the Borrower suspends or abandons or agrees to any suspension or abandonment of the operation of all or substantially all of the Mine for a period longer than 180 days:
(a)
the Borrower shall promptly notify the Agent of that event;
(b)
a Bank shall not be obliged to fund a Loan; and
(c)
if a Bank so requires and notifies the Agent within 30 days of the Borrower notifying the
Agent of the event, the Agent shall, by not less than ten Business Days’ notice to the
Borrower (and only by longer than ten Business Days’ notice if the relevant Bank agrees), cancel the Commitment of that Bank and declare the participation of that Bank in all outstanding Loans, together with accrued interest, and all other amounts accrued under the
Finance Documents immediately due and payable, whereupon the Commitment of that
Bank will be cancelled and all such outstanding amounts will become immediately due and payable.
7.5
Revocation of Authorisations
(a)
If any Authorisation is suspended, revoked or not renewed or is renewed on revised terms, is varied or otherwise ceases to be in full force and effect and such suspension, revocation, non-renewal or variation, in the reasonable opinion of the Agent, constitutes or could reasonably be expected to constitute a material adverse effect, the Borrower shall promptl y notify the Agent upon becoming aware of that event;
(b)
a Bank shall not be obliged to fund a Loan; and

0079663-0000121 JH:1878246.4

(c)
if a Bank so requires and notifies the Agent within 30 days of the Borrower notifying the
Agent of the event, the Agent shall, by not less than ten Business Days’ notice to the
Borrower (and only by longer than ten Business Days’ notice if the relevant Bank agrees), cancel the Commitment of that Bank and declare the participation of that Bank in all outstanding Loans, together with accrued interest, and all other amounts accrued under the
Finance Documents immediately due and payable, whereupon the Commitment of that
Bank will be cancelled and all such outstanding amounts will become immediately due and payable.
7.6
Force Majeure Event
(a)
In this Clause 7.6:
Force Majeure Event means the occurrence of any of the following acts, events or circumstances or any combination thereof:
(i)
lightning, fire, earthquake, tsunami, drought, unusual flood, storm, cyclone, hurricane, typhoon, tornado or other natural calamity or act of God;
(ii) epidemic or plague;
(iii)
strikes, lock-outs and other industrial action other than by employees of the Borrower or of any Affiliate;
(iv) accidents or explosions;
(v)
acts of war whether declared or not, invasion, armed conflict, act of foreign enemy or blockade in each case occurring within or involving Tanzania;
(vi)
acts of rebellion, riot, civil commotion, act or campaign of terrorism, or sabotage of a political nature, in each case occurring within Tanzania; or
(vii) boycott, sanction or embargo,
where the act, event or circumstance (or combination thereof) has a material adverse effect.
(b)
If a Force Majeure Event occurs the Borrower shall promptly notify the Agent upon becoming aware of that event.
(c)
Where a Force Majeure Event and its effect last for more than a continuous period of 270 days (Force Majeure Period), if a Bank so requires and notifies the Agent within 30 days of the expiry of the Force Majeure Period the Agent shall, by not less than ten Business
Days’ notice to the Borrower, cancel the Commitment of that Bank and declare the participation of that Bank in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Bank will be cancelled and all such outstanding amounts will become immediatel y due and payable.
7.7
Government Intervention
(a)
In this Clause 7.7:
(i)
Government means the government of Tanzania.
(ii)
Government Intervention means:

0079663-0000121 JH:1878246.4

(A)
all or any part of the Mine, the share capital of the Borrower or its assets is nationalised, expropriated or confiscated (whether compulsorily or otherwise and whether or not for fair compensation and whether or not as a result of a single act or series of acts); or
(B)
the authority or ability of the Borrower to conduct its business is limited or wholly or substantially curtailed by any seizure, nationalisation, expropriation, compulsory acquisition, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to the Borrower or any of its assets or share capital
(including without limitation the displacement of all or part of the management of the Borrower),
provided that such intervention shall not constitute a Government Intervention if:
(A)
such intervention is permanently removed and/or lifted by no later than 5
Business Days after it occurred;
(B)
the Government or a Government entity that has acquired an interest in the
Borrower complies with the Finance Parties’ compliance requirements
(including know your client requirements in terms of Clause 16.17 (Know your customer requirements), Sanctions and anti-money laundering requirements and procedures) which compliance shall be completed and confirmed no later than 30 Business Days after such intervention; or
(C)
such Government Intervention relates to a Geita Remediation and the following conditions are satisfied:
I.         the Borrower complies with and/or remains in compliance with the financial covenants in Clause 16.16 (Financial covenant);
II.         no Default has occurred or is continuing (save for (i) any cessation of business which has occurred solely as a result of the Tanzanian
Legislation and/or the Geita Remediation or (ii) if a fine and/or penalty is imposed under the Tanzanian Legislation (Fine) and such
Fine does not have, and is not reasonably likely to have, a negative impact on the solvency of the Borrower, in either case, in the reasonable opinion of the Agent) ; and
III.       none of the representations and warranties in Clause 15
(Representations and Warranties) have been breached.
(b)
If a Government Intervention occurs:
(i)
the Borrower shall promptly notify the Agent upon becoming aware of that event;
(ii)
a Bank shall not be obliged to fund a Loan; and
(iii)
if a Bank so requires and notifies the Agent within 30 days of the Borrower notifying the Agent of the event, the Agent shall, by not less than ten Business
Days’ notice to the Borrower (and only by longer than ten Business Days’ notice if the relevant Bank agrees), cancel the Commitment of that Bank and declare the participation of that Bank in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and

0079663-0000121 JH:1878246.4

payable, whereupon the Commitment of that Bank will be cancelled and all such outstanding amounts will become immediately due and payable.
7.8
Voluntary prepayment
(a)
The Borrower may, by giving not less than five Business Days' prior written notice to the
Agent, prepay any Facility A Loan on any Business Day in whole or in part (but, if in part, in a minimum amount of U.S.$5,000,000 and an integral multiple of U.S.$1,000,000) , unless the outstanding Facility A Loan is less than U.S.$5,000, 000 .
(b)
The Borrower may, by giving not less than five Business Days' prior written notice to the
Agent, prepay any Facility B Loan on any Business Day in whole or in part (but, if in part, in a minimum amount of TZS1,000,000,000 and an integral multiple of TZS100,000,000, unless the outstanding Facility B Loan is less than TZS100,000, 000).
7.9
Automatic cancellation
The Commitment of each Bank under each Facility shall be automatically cancelled at the close of business in London and/or Dar es Salaam on the Final Maturity Date for each such Facility.
7.10
Voluntary cancellation
(a)
The Borrower may, by giving not less than ten Business Days' prior written notice to the
Agent, cancel the undrawn amount of the Total Facility A Commitments or Total Facility
A Commitments in whole or in part (but, if in part, in relation to Facility A, in a minimum amount of U.S.$5,000,000 and/or in relation to Facility B, in a minimum amount of
TZS1,000,000,000 and an integral multiple of U.S.$1,000,000 in relation to a Facility A
Loan and/or an integral multiple of TZS100,000,000, in relation to a Facility B Loan.
(b)
In the event of any cancellation in terms of this Clause 7.10 within six Months from the date of this Agreement, the Borrower shall pay to the Agent for the account of each Bank entitled thereto, a voluntary cancellation penalty in an amount equal to one per cent of the cancelled amount.
(c)
Any cancellation in part of any Facility shall be applied against the available but undrawn
Commitment of each Bank under the relevant Facility pro rata.
7.11
Additional right of replacement or prepayment and cancellation
(a)
If:
(i)
the Borrower is required to pay to a Bank any additional amounts under Clause 10
(Taxes); or
(ii)
the Borrower is required to pay to a Bank any amount under Clause 12 (Increased
Costs); or
(iii)
interest on a Banks participation in a Loan is being calculated in accordance with
Clause 11.5 (Replacement of Screen Rate and alternative basis of interest or funding),
then, without prejudice to the obligations of the Borrower under those Clauses, the Borrower may, whilst the relevant circumstances continue:

0079663-0000121 JH:1878246.4

(A)
give a notice of prepayment and cancellation to that Bank through the
Agent; or
(B)
give the Agent notice of its intention to replace t hat Bank in accordance with paragraph (c) below.
(b)
On the date falling five Business Days after the date on which a notice is given under subparagraph (a)(A) above:
(i)
the Borrower shall prepay the relevant Bank's participation in all the Loans; and
(ii)
the Commitment of the relevant Bank shall be cancelled.
(c)
The Borrower may, in the circumstances set out in paragraph (a) above, on five Business
Days' prior notice to the Agent and that Bank, replace that Bank by requiring that Bank to
(and, to the extent permitted by law, that Bank shall) transfer pursuant to Clause 26
(Changes to the Parties) all (and not part only) of its rights and obligations under this
Agreement to a Bank or other bank or financial institution selected by the Borrower which confirms its willingness to assume and does assume all the obligations of the transferring
Bank in accordance with Clause 26 (Changes to the Parties) for a purchase price in cash or other cash payment payable at the time of the transfer equal to the outstanding principal amount of such Bank's participation in the outstanding Loans and all accrued interest (to the extent that the Agent has not given a notification under Clause 26.4 (Pro rata interest settlement), amounts payable under subparagraph (a)(iii) of Clause 23.2 (Other indemnities) and other amounts payable in relation thereto under the Finance Documents.
(d)
The replacement of a Bank pursuant to paragraph (c) above shall be subject to the following conditions:
(i)
the Borrower shall have no right to replace the Agent;
(ii)
neither the Agent nor any Bank shall have any obligation to find a replacement
Bank;
(iii)
in no event shall the Bank replaced under paragraph (c) above be required to pay or surrender any of the fees received by such Bank pursuant to the Finance Documents;
and
(iv)
the Bank shall only be obliged to transfer its rights and obligations pursuant to paragraph (c) above once it is satisfied that it has complied with all necessary know your customer requirements in relation to that transfer.
(e)
The Bank shall perform the checks described in subparagraph (d)(iv) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (c) above and shall notify the Agent and the Borrower when it is satisfied that it has complied with those checks.
7.12
Right of cancellation in relation to a Defaulting Bank
(a)
If any Bank becomes a Defaulting Bank, the Borrower may, at any time whilst the Bank continues to be a Defaulting Bank, give the Agent five Business Days' notice of cancellation of the undrawn Commitment of that Bank.

0079663-0000121 JH:1878246.4

(b)
On the notice referred to in paragraph (a) above becoming effective, the undrawn
Commitment of the Defaulting Bank shall immediately be reduced to zero.
(c)
The Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a)
above, notify all the Banks.
7.13
Application of prepayments
Any prepayment of any Loan to be made to any Bank pursuant to Clause 7.1 (Change of control) to
Clause 7.7 (Government Intervention) shall be applied pro rata to their respective participation in each Facility A Loan and Facility B Loan (calculated in each case by reference to the relevant Base
Currency Amount on the relevant prepayment date).
7.14
Calculation of pro rata payments
Where a pro rata payment is to be made to a Bank under this Clause 7 (Prepayment and
Cancellation), the Agent shall be entitled to calculate the relevant amount of any proceeds to be repaid under this Clause by reference to the Base Currency Amount of each currency at or about
11:00 am on the relevant date of payment and shall notify the relevant Parties of the rate of exchange and any pro rata amount payable to the relevant Parties on the relevant date of payment.
7.15
Miscellaneous provisions
(a)
Any notice of prepayment and/or cancellation under this Agreement is irrevocable. The
Agent shall notify the Banks promptly of receipt of any such notice.
(b)
All prepayments under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to Clause 23.2 (Other indemnities), without premium or penalty.
(c)
No prepayment or cancellation is permitted except in accordance with the express terms of this Agreement.
(d)
No amount of any Commitments cancelled under this Agreement may subsequentl y be reinstated.
(e)
Subject to the terms of this Agreement, any amounts prepaid under Clause 7.8 (Voluntary prepayment) may be re-borrowed. No other amount prepaid under this Agreement may subsequently be re-borrowed.
8.
INTEREST PERIODS
8.1
Selection
(a)
Each Loan has one Interest Period only. The Borrower shall select an Interest Period for a
Loan:
(i)
in the relevant Request in relation to a Facility A Loan; or
(ii)
in the relevant Request or Selection Notice in relation to a Facility B Loan.
(b)
Each Selection Notice for a Facility B Loan is irrevocable and must be delivered to the
Agent by the Borrower together with the Request.
(c)
Subject to the following provisions of this Clause 8, each Interest Period:

0079663-0000121 JH:1878246.4

(i)
for a Facility A Loan, will be three Months or any other period agreed by the
Borrower and the Agent; or
(ii)
for a Facility B Loan will be three Months, six Months or any other period agreed by the Borrower and the Agent (acting on the instructions of all the TZS Banks) as specified in the relevant Request or Selection Notice or, if the Borrower fails to deliver a Selection Notice to the Agent in accordance with Clause 8.1(b) above, the relevant Interest Period will be three Months.
8.2
Non-Business Days
If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period shall instead end on the next Business Day in that calendar month (if there is one) or the preceding
Business Day (if there is not).
8.3
Coincidence with the Final Maturity Date
If an Interest Period would otherwise overrun the Final Maturity Date for a Facility, it shall be shortened so that it ends on the Final Maturity Date for that Facility.
8.4
Other adjustments
The Agent and the Borrower may enter into such other arrangements as they may agree for the adjustment of Interest Periods and/or the consolidation and/or splitting of loans.
8.5
Notification
The Agent shall notify the Borrower and the Banks of the duration of each Interest Period promptly after ascertaining its duration.
9.
INTEREST
9.1
Interest rate
(a)
The rate of interest on each Facility A Loan for its Interest Period is the rate per annum determined by the Agent to be the aggregate of the applicable:
(i)
Margin; and
(ii)
LIBOR.
(b)
The rate of interest on each Facility B Loan for its Interest Period is the rate per annum determined by the Agent to be the aggregate of the applicable:
(i)
Margin; and
(ii)
the Facility B Reference Rate.
9.2
Due dates
Except as otherwise provided in this Agreement, accrued interest on each Loan is payable by the
Borrower on the last day of the Interest Period for that Loan.

0079663-0000121 JH:1878246.4

9.3
Default interest
(a)
If the Borrower fails to pay any amount payable by it under the Finance Documents, it shall, forthwith on demand by the Agent, pay interest on the overdue amount from the due date up to the date of actual payment, as well after as before judgment, at a rat e (the default rate) determined by the Agent to be one per cent. per annum above the higher of:
(i)
the rate on the relevant overdue amount under Clause 9.1 (Interest rate) immediately before the due date (if of principal); and
(ii)
the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan under the relevant Facility in the currency of the overdue amount for such successive Interest Periods of such duration as the Agent may determine acting reasonably and in consultation with the
Borrower, having regard to the likely period for which the amounts will remain overdue (each a Designated Interest Period).
(b)
The default rate will be determined by the Agent on each Business Day or the first day of, or two Business Days before the first day of, the relevant Designated Interest Period, as appropriate.
(c)
If the Agent determines that deposits in the currency of the overdue amount are not at the relevant time being made available by the Reference Banks to leading banks in the London interbank market, the default rate will be determined by reference to the cost of funds to the Agent from whatever sources it may reasonably select.
(d)
Default interest will be compounded at the end of each Designated Interest Period.
9.4
Notification of rates of interest
The Agent shall promptly notify each relevant Party of the determination of a rate of interest under this Agreement.
10.
TAXES
10.1
Tax Payment
(a)
All payments required to be made by the Borrower under the Finance Documents shall be made free and clear of and without any withholding or deduction for or on account of any taxes, except to the extent that the Borrower is required by law to make payment subject to any taxes. Subject to paragraph (b) below, if any tax or amounts in respect of tax must be withheld or deducted by Borrower from any amounts payable or paid by the Borrower, or deducted by the Agent from any amounts paid or payable by the Agent to a Bank, under the Finance Documents the amounts payable by the Borrower hereunder shall be increased such that the relevant Bank receives a net amount equal to the full amount which it would have received had such withholding or deduction of tax or amounts in respect of tax not been required.
(b)
The Borrower is not obliged to pay any additional amount pursuant to paragraph (a) above in respect of any (i) FATCA Deduction or (ii) withholding or deduction which would not have been required if the relevant Finance Party had completed a declaration, claim, exemption or other form or formality which it was, at the relevant time, able to complete when requested to do so by the Borrower or the Agent.

0079663-0000121 JH:1878246.4

(c)
The Borrower shall:
(i)
pay when due all taxes required by law to be deducted or withheld by it from any amounts paid or payable under the Finance Documents; and
(ii)
as soon as is reasonably practicable after receipt, deliver to the Agent for the relevant Bank the relevant tax receipt or a certified copy thereof (or if such receipt is not available, evidence reasonably satisfactory to that Bank) demonstrating that the required payment of taxes has been duly remitted to the appropriate taxation authority; and
(iii)
except as provided in Clause 10.4 (FATCA Deduction), within five Business Days of demand to the Borrower indemnify each Finance Party against any loss or liability which that Finance Party incurs as a consequence of the payment or non-
payment of the taxes required to be paid in accordance with subparagrap h (i) above.
10.2
Tax Credits
In the event that the Borrower makes an additional payment under Clause 10.1 (Tax Payment) and the Finance Party for whose benefit such payment is made determines, acting reasonably, that it has received or been granted a credit against, relief or remission for, or repayment of, any tax paid or payable by it in respect of or calculated by reference to the deduction or withholding giving rise to such additional payment or b y reference to the liability to which the payment relates, that Finance
Party shall, to the extent that it can do so without prejudice to the retention of the amount of the credit, relief, remission or repayment, pay to the Borrower an amount equal to such amount thereof as that Finance Party shall have concluded in its absolute discretion to be attributable to such deduction or withholding or, as the case may be, the liability, as will leave such Finance Party (after such reimbursement) in no worse position than it would have been in had the relevant deduction or withholding not been required to be made. Nothing contained in this Agreement shall interfere with the right of a Finance Party to arrange its tax affairs in whatever manner it thinks fit and, in particular, no Finance Party shall be under any obligation to make any disclosure of its tax affairs, or to claim any credit, relief, remission or repayment from or against its corporate profits or similar tax liability in respect of the amount of the deduction or withholding in priority to any other claims, reliefs, credits or deductions available to it.
10.3
FATCA Information
(a)
Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:
(i)
confirm to that other Party whether it is:
(A)
a FATCA Exempt Party; or
(B)
not a FATCA Exempt Party;
(ii)
supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA;
(iii)
supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other
Party’s compliance with any other law, regulation, or exchange of information regime.

0079663-0000121 JH:1878246.4

(b)
If a Party confirms to another Party pursuant to subparagraph (a)(i) above that it is a
FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonabl y promptly.
(c)
Paragraph (a) above shall not oblige any Finance Party to do anything, and subparagraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:
(i)
any law or regulation;
(ii)
any fiduciary duty; or
(iii)
any dut y of confidentiality.
(d)
If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with subparagraph (a)(i)
or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.
(e)
If the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Bank shall, within ten Business Days of the date of a request from the Agent, supply to the Agent:
(i)
a withholding certificate on Form W-8, Form W-9 or any other relevant form; or
(ii)
any withholding statement or other document, authorisation or waiver as the Agent may require to certify or establish the status of such Bank under FATCA or that other law or regulation.
(f)
The Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Bank pursuant to paragraph (e) above to the
Borrower.
(g)
If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Bank pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Bank shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the
Agent unless it is unlawful for the Bank to do so (in which case the Bank shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the Borrower.
(h)
The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Bank pursuant to paragraph (e) or (g) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with paragraph (e), (f) or (g) above.
10.4
FATCA Deduction
(a)
Each Party may make any FATCA Deduction it is required by FATCA to make, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

0079663-0000121 JH:1878246.4

(b)
Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction
(or that there is any change in the rate or the basis of such a FATCA Deduction) notify the
Party to whom it is making the payment and, in addition, shall notify the Borrower and the
Agent and the Agent shall notify the other Finance Parties.
11.
MARKET DISRUPTION
11.1
Unavailability of Screen Rate for Facility A
(a)
If no Screen Rate is available for LIBOR for the Interest Period of a Facility A Loan,
LIBOR shall be the Interpolated Screen Rate for a period equal in length to the Interest
Period of that Facility A Loan.
(b)
If no Screen Rate is available for LIBOR for:
(i)
US Dollars; or
(ii)
the Interest Period of a Loan and it is not possible to calculate the Interpolated
Screen Rate,
the Interest Period of that Facility A Loan shall (if it is longer than the applicable Fallback
Interest Period) be shortened to the applicable Fallback Interest Period and LIBOR shall be determined on that basis.
(c)
If, after giving effect to paragraph (b) above, no Screen Rate is available for LIBOR for:
(i)
US Dollars; or
(ii)
the Interest Period of a Loan and it is not possible to calculate the Interpolated
Screen Rate,
LIBOR shall be the Historic Screen Rate for that Loan and for a period equal in length to the
Interest Period for that Facility A Loan.
(d)
If paragraph (c) above applies but no Historic Screen Rate is available for the Interest
Period of the Facility A Loan, LIBOR shall be the Interpolated Historic Screen Rate for that Loan.
(e)
If paragraph (d) above applies but it is not possible to calculate the Interpolated Historic
Screen Rate, the Interest Period of that Loan shall, if it has been shortened pursuant to paragraph (b) above, revert to its previous length and LIBOR shall be the Reference Bank
Rate at or about 11.00am on the Rate Fixing Day for the offering of deposits in US Dollars for a period comparable to the relevant Interest Period.
11.2
Unavailability of Screen Rate for Facility B
If no Screen Rate is available for the Facility B Reference Rate, the Screen Rate shall be the applicable Tanzanian Government Treasury Bill Rate as of the most recent Tanzania Government 91 or 181-Day Auction Treasury Bill, as applicable as published on the Bank of Tanzania’s website.
11.3
Absence of quotations
If LIBOR is to be determined under Facility A by reference to the Reference Banks but a Reference
Bank does not supply an offered rate by 11.30 a.m. on a Rate Fixing Day, LIBOR shall, subject to

0079663-0000121 JH:1878246.4

Clause 11.4 (Market disruption), be determined on the basis of the quotations of the remaining
Reference Banks.
11.4
Market disruption
If:
(a)
LIBOR is to be determined under Facility A by reference to the Reference Banks but no, or only one, Reference Bank supplies a rate by 11.30 a.m. on the Rate Fixing Day or the
Agent (acting reasonably) otherwise determines that adequate and fair means do not exist for ascertaining LIBOR; or
(b)
the Agent receives notification by close of business on the Rate Fixing Day from Banks whose participations in a Loan exceed 35 per cent. of that Loan that:
(i)
matching deposits will not be available to them in the London interbank market in the ordinary course of business to fund their participations in that Loan for the relevant Interest Period; or
(ii)
the cost to them of funding their participations in that Loan for the relevant Interest
Period in the London interbank market would be in excess of LIBOR for the relevant Interest Period,
the Agent shall promptly notify the Borrower and the Banks of the fact and that this Clause 11 is in operation.
11.5
Replacement of Screen Rate and alternative basis of interest or funding
(a)
After any notification under Clause 11.4 (Market disruption), any Loan not yet drawn under Facility A will be made with an Interest Period of five Business Days and the next
Interest Period relating to any outstanding Loan shall be five Business Days, but the rate of interest applicable to each Bank’s participation in the relevant Loan shall be the aggregate of the applicable:
(i)
Margin; and
(ii)
the cost of each Bank of funding, from whatever sources it may reasonably select, its participation in the Loan under Facility A during the relevant Interest Period.
(b)
If the operation of paragraph (a) above results in three consecutive Interest Periods of five
Business Days applying to the same Loan then the Borrower and the Agent shall negotiate in good faith for a period not exceeding 30 days with a view to agreeing a substitute basis for determining the rate of interest.
(c)
Any alternative basis agreed to pursuant to paragraph (b) above shall, with the prior consent of all the Banks and the Borrower, be binding on all parties.
(d)
If any Screen Rate is not available for US Dollars, any amendment or waiver which relates to providing for another benchmark rate to apply in relation to US Dollars in place of that
Screen Rate (or which relates to aligning any provision of a Finance Document to the use of that other benchmark rate) may be made with the consent of all the Banks participating in Facility A and the Borrower.

0079663-0000121 JH:1878246.4

(e)
If any Bank participating in any Facility fails to respond to a request for an amendment or waiver described in paragraph (b) or (d) above within 10 Business Days (unless the
Borrower and the Agent agree to a longer time period in relation to any request) of that request being made:
(i)
its Commitment shall not be included for the purpose of calculating the Total
Commitments for that Facility when ascertaining whether any relevant percentage of
Total Commitments for that Facility has been obtained to approve that request; and
(ii)
its status as a Bank shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Banks has been obtained to approve that request.
12.
INCREASED COSTS
12.1
Increased costs
(a)
Subject to Clause 12.2 (Exceptions), the Borrower shall within five Business Days of demand by a Finance Party to the Borrower pay to that Finance Party the amount of any increased cost incurred by it or any of its Affiliates as a result of:
(i)
the introduction of, or any change in, or any change in the interpretation or application of, any law or regulation;
(ii)
compliance with any regulation made after the date of this Agreement; or
(iii)
the implementation or application of or compliance with Basel III or CRD IV or any other law or regulation which implements Basel III or CRD IV (whether such implementation, application or compliance is by a government, regulator, Finance
Party or any of its Affiliates), provided that the relevant Finance Party confirms to the Agent and the Borrower that it is seeking to recover such costs to a similar extent from similar borrowers with a similar rating in similar facilities (where the facilities extended to such borrowers include a right for that Finance Party to recover such costs) and such costs were not incurred prior to the date which falls
180 days before the date on which that Finance Party makes a claim under this
Clause 12 (unless a determination of the amount incurred could only be made on or after the first of those dates),
including any law or regulation relating to taxation, change in currency of a country or reserve asset, special deposit, cash ratio, liquidity or capital adequacy requirements or any other form of banking or monetary control provided that notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all
requests, rules, guidelines or directives thereunder or issued in connection with it shall be deemed to be a “change of law”, regardless of the date enacted, adopted or issued.
(b)
In this Agreement
Basel III means the global regulatory framework on bank capital and liquidit y contained in “Basel
III: a global regulatory framework for more resilient banks and banking systems”, “Basel III:
International framework for liquidit y risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel
Committee in December 2010 each as amended, and any other documents published by the Basel
Committee in relation to “Basel III”.

0079663-0000121 JH:1878246.4

CRD IV means (A) Regulation (EU) No 575/2013 of the European Parliament and of the Council of
26 June 2013 on prudential requirements for credit institutions and investment firms and amending
Regulation (EU) No 648/2012 and (B) Directive 2013/36/EU of the European Parliament and of the
Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives
2006/48/EC and 2006/49/EC.
increased cost means:
(i)        an additional cost incurred by a Finance Party or any of its Affiliates as a result of it having entered into, or performing, maintaining or funding its obligations under, any Finance
Document; or
(ii)        that portion of an additional cost incurred by a Finance Party or any of its Affiliates in making, funding or maintaining all or any advances comprised in a class of advances formed by or including that Finance Party's participations in the Loans made or to be made under this Agreement as is attributable to that Finance Party making, funding or maintaining those participations; or
(iii)        a reduction in any amount payable to a Finance Party or any of its Affiliates or the effective return to a Finance Party or any of its Affiliates under this Agreement or (to the extent that it is attributable to this Agreement) on its capital; or
(iv)        the amount of any payment made by a Finance Party or any of its Affiliates, or the amount of any interest or other return foregone by a Finance Party or any of its Affiliates, calculated by reference to any amount received or receivable by that Finance Party or any of its
Affiliates from any other Party under this Agreement.
12.2
Exceptions
Clause 12.1 (Increased costs) does not apply to any increased cost:
(a)
described within Clause 10 (Taxes);
(b)
attributable to any change in the rate of, or change in the basis of calculating, tax on the overall net income of a Bank (or the overall net income of a division or branch of the
Bank) imposed in the jurisdiction in which its principal office or Facility Office is situate;
(c)
attributable to a FATCA Deduction required to be made by a Party;
(d)
incurred solely by reason of the negligence, breach or wilful default of the Finance Party concerned; or
(e)
attributable to the implementation or application of, or compliance with, the "International
Convergence of Capital Measurement and Capital Standards, a Revised Framework"
published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (but excluding any amendment arising out of Basel
III) ("Basel II") or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

0079663-0000121 JH:1878246.4

12.3
Notice
Any demand made by a Finance Party shall be accompanied by written evidence in reasonable detail of the amount and basis of the demand, provided that there is no requirement to disclose details of the organisation of its affairs, or any information which is confidential.
13.
ILLEGALITY
Subject to the provisions of Clause 14 (Mitigation) if it is or becomes unlawful in any jurisdiction for a Bank to give effect to any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan, then:
(a)
that Bank may notify the Borrower through the Agent accordingly; and
(b)
to the extent that that Bank’s participation has not been transferred pursuant to Clause 25.6
(Replacement of a Bank) the Borrower shall prepay the participations of that Bank in all the Loans either forthwith or, if such longer period is permitted by the relevant law, on the
Maturity Date of the relevant Loan; and
(c)
the Commitment of that Bank shall be cancelled.
14.
MITIGATION
14.1
Mitigation
If, in respect of any Bank, circumstances arise which would or would upon the giving of notice result in:
(a)
the Borrower being required to pay to or for the account of a Bank any additional amounts pursuant to Clause 10.1 (Tax Payment) or 12.1 (Increased costs); or
(b)
the Bank being obliged to prepay that Bank’s participation in all the Loans and that Bank’s
Commitment being cancelled under Clause 13 (Illegality),
then, without in any way limiting, reducing or otherwise qualifying the obligations of the Borrower under Clauses 10 (Taxes), 12 (Increased Costs) or 13 (Illegality), such Bank shall promptly notify the Borrower and that Bank shall endeavour to take such reasonable steps as may be open to it to mitigate or remove those circumstances or the effect of those circumstances, including the transfer of its Facility Office to another jurisdiction or the assignment and transfer of its rights and obligations hereunder to another bank or financial institution unless, in that Bank's opinion (acting reasonably)
such actions might have an adverse effect on its business, operations or financial condition or the management of its affairs or its return in relation to a Loan or be contrary to any applicable law.
14.2
Limitation of liability
The Borrower shall indemnify each Finance Party for all costs and expenses reasonably incurred b y that Finance Party as a result of steps taken by it under Clause 14.1 (Mitigation).
15.
REPRESENTATIONS AND WARRANTIES
15.1
Representations and warranties
The Borrower makes the representations and warranties set out in this Clause 15 to each Finance
Party and, in the case of Clauses 15.4 (Legal validity), 15.6 (Pari passu ranking), 15.9

0079663-0000121 JH:1878246.4

(Immunity), 15.10 (Jurisdiction/governing law) and 15.11(a) (Non-conflict) only, subject to the
Reservations.
15.2
Status
It is a limited liability company, duly incorporated and of good standing and validly existing under the laws of the jurisdiction of its incorporation and has the power to own its assets and carry on its business as it is being conducted.
15.3
Powers and authority
It has the power to enter into and perform and has taken all necessary action to authorise the entry into, performance and delivery of, the Finance Documents to which it is or will be a party and the transactions contemplated by those Finance Documents.
15.4
Legal validity
Each Finance Document to which it is or will be a party constitutes, or when executed in accordance with its terms will constitute, its legal, valid and binding obligation enforceable in accordance with its terms.
15.5
Authorisations
All authorisations required in connection with the entry into, performance, validity and enforceability of the Finance Documents and the transactions contemplated by the Finance
Documents have been obtained or effected and are in full force and effect.
15.6
Pari passu ranking
Its obligations under the Finance Documents rank and will rank at least pari passu with all its other unsecured obligations except for obligations mandatorily preferred by law.
15.7
Taxes on payments
All amounts payable by the Borrower under the Finance Documents may be made free and clear of and without deduction for or on account of any tax.
15.8
Stamp duties
Other than nominal stamp duty of 1,000 Tanzanian Shillings on this Agreement and 500 Tanzanian
Shillings per subsequent document, no stamp or registration duty or similar taxes or charges are payable in Tanzania in respect of any Finance Document.
15.9
Immunity
(a)
The execution by it of each Finance Document constitutes, and its exercise of its rights and performance of its material obligations under each Finance Document will constitute, private and commercial acts done and performed for private and commercial purposes; and
(b)
It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in the jurisdiction of its incorporation in relation to any
Finance Document.

0079663-0000121 JH:1878246.4

15.10
Jurisdiction/governing law
(a)
Any:
(i)
submission under a Finance Document to a particular forum for the resolution of disputes; and
(ii)
agreement as to the governing law of a Finance Document; and
(iii)
agreement not to claim any immunity to which it or its assets may be entitled], is legal, valid and binding under the laws of the jurisdiction of its incorporation.
(b)
Any arbitral award or judgment obtained in relation to a Finance Document in the courts to whose jurisdiction it submitted will be recognised and be enforced by the courts of the jurisdiction of its incorporation.
15.11
Non-conflict
The entry into and performance by it of, and the transactions contemplated by, the Finance
Documents do not and will not conflict with:
(a)
any law or regulation or judicial or official order; or
(b)
its constitutional documents; or
(c)
any document which is binding upon any member of the Group or any asset of any member of the Group,
and which is material in the context of this Agreement.
15.12
No Default
(a)
No Default is continuing or would result from the making of any Loan; and
(b)
no other event is outstanding which constitutes (or with the giving of notice, lapse of time, determination of materiality or the fulfilment of any other applicable condition or any combination of the foregoing, would be likely to constitute) a default under any document which is binding on it or any of its assets to an extent or in a manner which has, or would be likely to have, a material adverse effect.
15.13
Litigation
No litigation, arbitration or administrative proceedings are current or, to its knowledge, pending or threatened, which has, or would be reasonably likely to have, a material adverse effect.
15.14
Environmental issues
Except to the extent it does not have, and would not be reasonably likely to have, a material adverse effect, the Borrower is in compliance with all Environmental Laws and maintains and is in compliance with the terms and conditions of all Environmental Permits, in each case as may be necessary for the conduct of its business.

0079663-0000121 JH:1878246.4

15.15
Environmental policy
There is no Environmental Claim pending or to its knowledge threatened, and it is not aware of any past or present act, omission, event or circumstance that would be likely to form the basis of any
Environmental Claim, which, in either case, would be likely to be adversely determined and, if so determined, would have a material adverse effect.
15.16
Economic Sanctions and Anti-Money Laundering
(a)
In this Clause 15.16:
Money Laundering Laws means all applicable anti-money laundering laws.
(b)
Neither it nor any member of the Group, nor, to its knowledge, any of its Affiliates:
(i)
is a Restricted Party;
(ii)
is in breach of any Sanctions;
(iii)
to the knowledge of the Borrower after due inquiry, has conducted or is conducting any trade, business or other activities with or for the benefit of any Restricted Party;
or
(iv)
has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.
(c)
Its operations and the operations of the other members of the Group are in all material respects in compliance with Money Laundering Laws, and no claim, action, suit, proceeding or investigation involving any member of the Group with respect to Money
Laundering Laws is pending and, to the best of the Group's knowledge after due inquiry, threatened.
(d)
It and each other member of the Group and, to its knowledge, its Affiliates have taken reasonable measures to ensure compliance with Sanctions and Money Laundering Laws.
15.17
Times for making representations and warranties
(a)
The representations and warranties set out in this Clause 15 are made on the date of this
Agreement.
(b)
The Repeating Representations are deemed to be repeated by the Borrower on:
(i)
the date of each Request;
(ii)
each Drawdown Date;
in each case with reference to the facts and circumstances then existing.
(c)
When a representation in paragraph (a) of Clause 15.12 (No Default) is repeated on a
Request for a Rollover Loan, the reference to a Default will be construed as a reference to an Event of Default.

0079663-0000121 JH:1878246.4

16.
UNDERTAKINGS
16.1
Duration
The undertakings in this Clause 16 remain in force from the date of this Agreement for so long as any amount is or may be outstanding under this Agreement or any Commitment is in force.
16.2
Financial information
(a)
The Borrower shall supply to the Agent in sufficient copies for all the Banks as soon as the same are available (and in any event within 60 days of the end of the first half of each of its financial years) the Borrower’s unaudited management accounts for that financial half year.
(b)
The Borrower shall supply to the Agent in sufficient copies for all the Banks as soon as the same are available (and in any event within 180 days of the last day of each financial year of the Borrower) the Borrower’s audited accounts for that financial year.
16.3
Information – miscellaneous
The Borrower shall supply to the Agent, in each case in sufficient copi es for all the Banks, if the
Agent so requests:
(a)
all documents despatched by the Borrower to its shareholders (or any class of them) or by it to its creditors (or any class of them) at the same time as they are despatched;
(b)
as soon as is reasonably practicable upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending, and which have, or would be reasonably likely to have, a material adverse effect;
(c)
as soon as is reasonably practicable, such further information in the possession or control of the Borrower as any Finance Party may reasonably request, including information regarding its financial condition and operations;
16.4
Notification of Default
The Borrower shall notify the Agent of any Default (and the steps, if any, being taken to remedy it)
promptly upon becoming aware of its occurrence.
16.5
Compliance certificates
(a)
The Borrower shall supply to the Agent:
(i)
together with its most recent accounts specified in Clause 16.2 (Financial information); and
(ii)
promptly at any other time, if the Agent (acting on the instructions of the Majority
Banks (acting reasonably)) requests,
a certificate signed by two of its senior officers on its behalf certifying that no Default is continuing or, if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it.
(b)
The Borrower shall supply to the Agent, together with the most recent accounts specified in Clause 16.2 (Financial information) at the end of each half-year of each financial year, a

0079663-0000121 JH:1878246.4

certificate signed by two of its directors, demonstrating compliance with the terms of
Clause 16.16 (Financial covenant) in relation to the relevant accounts, substantially in the form of Schedule 5 (Form of Compliance Certificate) (a Compliance Certificate).
16.6
Authorisations
The Borrower shall:
(a)
promptly obtain, maintain and comply with the terms of; and
(b)
as soon as is reasonably practicable, supply certified copies to the Agent of, any authorisation required under any law or regulation to enable it to perform its obligations under, or for the validity or enforceability of, any Finance Document.
16.7
Pari passu ranking
The Borrower shall procure that its obligations under the Finance Documents do and will rank at least pari passu with all its other present and future unsecured obligations, except for obligations mandatorily preferred by law.
16.8
Negative pledge
(a)
The Borrower will not create or permit to subsist any Security Interest on any of its assets.
(b)
Paragraph (a) above does not apply to:
(i)
any lien arising by operation of law in the ordinary course of business and securing amounts not more than 60 days overdue;
(ii)
any Security Interest arising in relation to set-off arrangements between cash balances and bank borrowings with the same bank which arise in the ordinary course of business;
(iii)
any Security Interest in respect of any margin or collateral delivered or otherwise provided in connection with metal transactions;
(iv)
any Security Interest arising as a consequence of any finance lease; and
(v)
any other Security Interest or transaction that would otherwise be prohibited by
Clause 16.9 (Transactions similar to security) securing indebtedness the principal amount of which (when aggregated with the principal amount of any other indebtedness which has the benefit of a Security Interest given by the Borrower other than any permitted under subparagraphs (i) to (iv) above) does not exceed
US$5,000,000 (or its equivalent in another currency or currencies).
16.9
Transactions similar to security
The Borrower will not, except as permitted by subparagraph (b)(v) of Clause 16.8 (Negative pledge):
(a)
sell, transfer or otherwise dispose of any of its assets on terms whereby it is or may be leased to or re-acquired or acquired by a member of the Group or any of its related entities;
or

0079663-0000121 JH:1878246.4

(b)
sell, transfer or otherwise dispose of any of its receivables on recourse terms, except for the discounting of bills or notes in the ordinary course of trading, in circumstances where the transaction is entered into primarily as a method of raising finance or of financing the acquisition of an asset.
16.10
Acquisitions
(a)
The Borrower shall not, without the prior written approval of the Agent, undertake any acquisition.
(b)
Paragraph (a) above shall not apply to:
(i)
any acquisition of assets or business or any investment made, in each case, on arm’s length terms where the amount of the consideration for such assets, business or investment does not exceed U.S.$10 000 000;
(ii)
any acquisition of assets or business made in relation to capital projects of the
Borrower; or
(iii)
any acquisition made in the ordinary course of business of the Borrower.
16.11
Change of business
The Borrower shall procure that no substantial change is made to the general nature or scope of its business from that carried on at the date of this Agreement.
16.12
Insurance
The Borrower will maintain insurance with financially sound and reputable insurers with respect to its assets of an insurable nature against such risks and in such amounts as are normally maintained by persons carrying on the same or a similar class of business.
16.13
Maintenance of status
The Borrower shall:
(a)
do all such things as are necessary to maintain its corporate existence; and
(b)
ensure that it has the right and is duly qualified to conduct its business, in all material respects, as it is conducted in all applicable jurisdictions.
16.14
Compliance with laws
The Borrower shall comply (or procure compliance) with all applicable laws and regulations
(including the Tanzanian Legislation and the Mining Act, 2010) of any governmental authority, whether domestic or foreign, having jurisdiction over it or any of its assets, where failure to compl y with any such laws or regulations would be reasonably likely to have a material adverse effect.
16.15
Compliance with Environmental Laws
The Borrower shall:
(a)
comply with all Environmental Laws and maintain and comply with the terms and conditions of all Environmental Permits applicable from time to time to any of its

0079663-0000121 JH:1878246.4

businesses or assets or to any of its property where failure to comply would be reasonably likely to have a material adverse effect;
(b)
promptly notify the Agent of any breach of any Environmental Laws which has, or would be reasonably likely to have, a material adverse effect;
(c)
not cause, or exacerbate any condition resulting from, a release of any hazardous, toxic, harmful or dangerous chemicals, substances or wastes that would reasonably be expected to lead to a competent authority or a third party taking action or making a claim under any
Environmental Laws, (including the requirement to clean up any contaminated land, or the revocation, suspension, variation or non-renewal of any Environmental Permits), which would be reasonably likely to have a material adverse effect; and
(d)
promptly upon the receipt of the same, notify the Agent of any claim, notice or other communications served on it in respect of:
(i)
any modification, suspension or revocation of any Environmental Permit applicable to it; or
(ii)
any alleged breach of any Environmental Laws,
which has, or would be reasonably likely to have, a material adverse effect .
16.16
Financial covenant
(a)
In this Clause 16.16:
Covenant Step-Up Fee means a fee in an amount equal to 0.25 per cent. of the aggregate amount of the Loans outstanding under the Facility as at the Covenant Step-Up Start Date.
Covenant Step-Up Start Date means the date on which the Borrower delivers the relevant
Compliance Certificate to the Agent in respect of the Covenant Step-Up Test Date.
Covenant Step-Up Test Date has the meaning given to it in paragraph (f) of this Clause 16.16.
EBITDA means, in respect of any Measurement Period, the pre-taxation income before depreciation, amortisation and Net Interest Expense of the Borrower for that Measurement Period, adjusted:
(i)        to reverse entries made in order to comply with IAS 37 and IAS 39 or their successor standards requiring the marking to market of hedging transactions undertaken in the normal course of business;
(ii)        to reverse entries made for the translation gains and losses on monetary items in accordance with accounting standard IAS 21 or its successor standard;
(iii)        to reverse entries made following the early delivery or early unwinding and settlement in full of hedge transactions including non-hedge derivatives that are scheduled to mature at dates later than such Measurement Period and not due to any other events; and
(iv) for exceptional items resulting from the sale or any impairment or revaluation of mining assets or the restructuring of mining operations.
IAS 21 means International Accounting Standard 21, The Effects of Changes in Foreign Exchange
Rates, as issued by the IASC and adopted and revised by the IASB.

0079663-0000121 JH:1878246.4

IAS 37 means International Accounting Standard 37, Provisions, Contingent Liabilities and
Contingent Assets, as issued by the IASC and adopted and revised by the IASB.
IAS 39 means International Accounting Standard 39, Financial Instruments: Recognition and
Measurement, as issued by the IASC and adopted and revised by the IASB.
Leverage means, in relation to any Test Date, the ratio of Total Net Financial Indebtedness as at that
Test Date to EBITDA for the Measurement Period ending on that Test Date.
Measurement Period means the period of 12 months up to and ending on either the last day of a financial year of the Borrower or a half year of a financial year of the Borrower, as applicable.
Net Interest Expense means, in respect of any Measurement P eriod, all interest, acceptance commission and any other continuing, regular or periodic costs and expenses in the nature of interest
(whether paid, payable or capitalised and including payments made in respect of interest rate hedging arrangements which in the normal course of business will not be marked-to-market) on a consolidated basis incurred in effecting, servicing or maintaining indebtedness of any of the types set out in subparagraphs (i) to (vii) of the definition of Net Financial Indebtedness during that period, minus all interest or amounts in the nature of interest received during that period.
Net Financial Indebtedness means at any time the aggregate (without double counting) of the following:
(i)        the outstanding principal amount of any moneys borrowed by any company and any outstanding overdraft debit balance of such company;
(ii)        the outstanding principal amount of any debenture, bond, note, loan stock or other securit y of any company (including redeemable preference shares);
(iii)        the outstanding principal amount of any acceptance under any acceptance credit opened by a bank or other financial institution in favour of any company;
(iv)        the outstanding principal amount of all moneys owing to a company in connection with the sale or discounting of receivables (except to the extent they are on a non recourse basis);
(v)        the outstanding principal amount of any indebtedness of any company arising from any advance or deferred payment agreements arranged primaril y as a method of raising finance or financing the acquisition of an asset;
(vi)        the capitalised element of indebtedness of any company in respect of a lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased
(except for any lease which would be accounted for as an operational lease under the
International Financial Reporting Standards published on 1 January 2009);
(vii)        any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in subparagraph (ii) above; and
(viii)       the outstanding principal amount of any indebtedness of any person of a type referred to in subparagraphs (i) to (vii) above which is the subject of a guarantee, indemnity and/or other form of assurance against financial loss by any company, provided that any guarantee and/or counter indemnity given in support of a letter of credit issued to environmental authorities and/or other form of assurance against financial loss in respect of potential environmental liabilities shall not be taken into account for the purposes of this definition until such time as a call is made under any such letter of credit,

0079663-0000121 JH:1878246.4

less the aggregate amount of all credit balances (including interest accrued but not yet received or paid) on accounts of that company with any bank or financial institution.
Test Date means the last day of a financial year of the Borrower or a half year of a financial year of the Borrower.
Total Net Financial Indebtedness means at any time the consolidated (without double counting)
Net Financial Indebtedness of the Borrower.
(a)
All terms used in this Clause 16.16 which are not otherwise defined are to be interpreted in accordance with the International Financial Reporting Standards as at 31 December 2017.
(b)
All terms used in this Clause 16.16 are to be calculated in accordance with the accounting principles applied in the audited accounts of the Borrower for the year ended 31 December
2017.
(c)
If there is a dispute as to any interpretation of or computation for paragraph (a) above, the interpretation or computation of independent auditors approved by the Agent prevails.
(d)
The financial ratio specified in paragraph (e) below shall be tested as at the last day of each
Measurement Period, by reference to the U.S. Dollar figures (and not figures in any other currency) and other information appearing in the relevant financial statements delivered to the Agent under Clause 16.2 (Financial information) in respect of the relevant period.
(e)
The Borrower shall ensure that Leverage as at each Test Date does not at any time exceed
3.5:1.
(f)
In relation to one Test Date only during the life of the Facility (the Covenant Step-Up
Test Date), if Leverage as at that Test Date exceeds 3.5:1 but is less than 4.5:1 and (A)
EBITDA for the Measurement Period ending on the Covenant Step-Up Test Date is less than EBITDA for the immediately preceding Measurement Period, and (B) Leverage on the Covenant Step-Up Test Date would have been 3.5:1 or less if EBITDA for the
Measurement Period ending on the Covenant Step-Up Test Date had been the same as for the immediately preceding Measurement Period, then no Default shall occur provided that:
(i)
on and from the Covenant Step-Up Start Date, no Loan (other than a Rollover Loan)
may be made to the Borrower unless and until the Borrower delivers to the Agent a
Compliance Certificate in relation to the next following Test Date demonstrating that Leverage as at that Test Date does not exceed 3.5:1; and
(ii)
the Borrower pay to the Agent, for the account of the Banks as at the Covenant
Step-Up Start Date (pro rata to such Banks’ participations in the outstanding Loans as at the Covenant Step-up Start Date), the Covenant Step-Up Fee within 5 Business
Days of the Covenant Step-Up Start Date.
(g)
If, at the next Test Date immediately following the Covenant Step-Up Test Date, Leverage exceeds 3.5:1, an Event of Default shall immediately occur.
16.17
Know your customer requirements
(a)
If:
(i)
the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

0079663-0000121 JH:1878246.4

(ii)
any change in the status of the Borrower or Parent after the date of this Agreement;
or
(iii)
a proposed assignment or transfer by a Bank of any of its rights and obligations under this Agreement to a party that is not a Bank prior to such assignment or transfer,
obliges the Agent or any Bank (or in the case of subparagraph (iii) above, any prospective new Bank) to comply with know your customer requirements in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Agent or any Bank supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Bank)
or any Bank (for itself or, in the case of the event described in subparagraph (iii) above, on behalf of any prospective new Bank) in order for the Agent, such Bank or, in the case of the event described in subparagraph (iii) above, any prospective new Bank to carry out and be satisfied it has complied with all necessary know your customer requirements with respect to the transactions contemplated in the Finance Documents.
(b)
Each Bank must promptly on the request of the Agent supply to the Agent any documentation or other evidence which is reasonably required by the Agent to carry out and be satisfied with the results of all know your customer requirements with respect to the transactions contemplated in the Finance Documents.
16.18
Use of proceeds
The Borrower shall not directl y or indirectly, use, lend, make payments of, contribute or otherwise make available, all or part of the proceeds of any Loan for the purpose of funding or financing any trade, business or other activities to the knowledge of the Borrower after due and careful inquiry, involving or for the benefit of any Restricted Party; or in any other manner that would result in the
Borrower or any Bank being in breach of any applicable Sanctions.
16.19
Tanzanian Legislation
The Borrower shall, as soon as possible, no later than ten Business Days after receipt of a formal response from the Mining Commission, share such correspondence with the Agent, in particular:
(a)
evidence of the dispensation granted or rejected (as the case may be) by the Mining
Commission pursuant to regulation 34(2) of the Mining (Local Content) Regulations 2018
in respect of the Borrower obtaining debt finance from a bank or financial institution not licensed to provide banking services in Tanzania, if any; and
(b)
evidence of the approval or rejection (as the case may be) of the Mining Commission of the local content plan prepared by the Borrower as required pursuant to regulation 10(1)
and 10(2) of the Mining (Local Content) Regulations 2018.
17.
DEFAULT
17.1
Events of Default
Each of the events set out in this Clause 17 is an Event of Default (whether or not caused by any reason whatsoever outside the control of the Borrower or any other person).

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17.2
Non-payment
The Borrower does not pay on the due date any amount payable by it under the Finance Documents at the place and in the currency in which it is expressed to be payable, unless payment is made within three Business Days of the due date.
17.3
Breach of financial covenant
The Borrower does not comply with Clause 16.16 (Financial covenant).
17.4
Breach of other obligations
The Borrower does not comply with any provision of the Finance Documents (other than those referred to in Clauses 15.16 (Economic Sanctions and Anti-Money Laundering) 17.2 (Non-payment)
and 17.3 (Breach of financial covenant)) and such failure to comply (if it is capable of remedy) is not remedied within 30 days of the earlier of the Agent giving notice and the Borrower becoming aware of non-compliance.
17.5
Misrepresentation
A representation, warranty or statement made or repeated in any Finance Document or in any
Request delivered by the Borrower is incorrect in any material respect when made or deemed to be made or repeated by reference to the circumstances then subsisting, and if the circumstances giving rise to such misrepresentation are capable of remedy, the Borrower shall have failed to remedy such circumstances within 30 days of its being made or deemed to be made.
17.6
Cross-default
(a)
Any Financial Indebtedness of the Borrower is not paid when due originally or within any applicable grace period provided for in the relevant documentation;
(b)
an event of default howsoever described occurs under any document relating to Financial
Indebtedness of the Borrower and is not remedied or waived irrevocably within five
Business Days;
(c)
any Financial Indebtedness of the Borrower becomes prematurely due and payable prior to its specified maturity (or is placed on demand) as a result of an event of default (howsoever described) under the document relating to that Financial Indebtedness;
(d)
without prejudice to paragraph (c) above, any Financial Indebtedness of the Borrower becomes capable of being declared due and payable prior to its specified maturity and the circumstances enabling such Financial Indebtedness to be capable of being declared due and payable are not remedied or waived irrevocably within five Business Days; or
(e)
without prejudice to paragraphs (c) and (d) above, any Security Interest securing Financial
Indebtedness over any asset of the Borrower becomes enforceable, by reason of the occurrence of an event of default (howsoever described) provided that it is not remedied or waived irrevocably within five Business Days,
provided that no Event of Default shall occur under this Clause 17.6 (Cross-default) unless the aggregate amount of all the Financial Indebtedness with respect to which an event or events under paragraphs (a) to (e) above occurs or occur is at least U.S.$7 0,000,000 (or its equivalent in other currencies).

0079663-0000121 JH:1878246.4

17.7
Insolvency
(a)
The Borrower is unable to pay its debts as they fall due or becomes insolvent, or admits inability to pay its debts as they fall due;
(b)
The Borrower suspends making payments on all or any class of its debts or announces an intention to do so, or a moratorium is declared in respect of any of its indebtedness;
(c)
The value of the assets of the Borrower is less than its liabilities (taking into account contingent and prospective liabilities).
(d)
The Borrower, by reason of financial difficulties, begins negotiations with its creditors generally (or any class of them) with a view to the readjustment or rescheduling of any of its indebtedness.
17.8
Insolvency proceedings
(a)
Any step (including petition, proposal or convening a meeting) is taken with a view:
(i)
to a composition, assignment or arrangement with any creditors of the Borrower; or
(ii)
to the rehabilitation, appointment of a trustee, administration, receivership, custodianship, judicial management, liquidation, appointment of a business rescue practitioner, provisional liquidation, winding-up or dissolution of the Borrower or any other insolvency proceedings involving the Borrower,
which step, if taken by any person other than the Borrower is not withdrawn or dismissed within 30 days or, if earlier, by the second Business Day before the date for hearing of the relevant petition or legal proceedings;
(b)
a meeting of the Borrower is convened for the purpose of considering any resolution for (or to petition for) its winding-up, its administration, its dissolution, or for the appointment of a liquidator, business rescue practitioner, provisional liquidator, trustee, administrative receiver, receiver or administrator to it, or any such resolution is passed;
(c)
any person presents a petition for the winding up of, administration of, dissolution of or for the appointment of a liquidator, provisional liquidator, trustee or administrator or business rescue practitioner to the Borrower which step, if taken by any person other than the
Borrower, is not withdrawn or dismissed within 30 days or, if earlier, by the second
Business Day before the date for hearing the petition or legal proceedings; or
(d)
an order for the winding-up or administration or commencement of business rescue proceedings of the Borrower is made.
17.9
Appointment of receivers and managers
(a)
Any liquidator, trustee in bankruptcy, judicial custodian, judicial manager, compulsory manager, receiver, receiver-manager, administrative receiver, administrator, business rescue practitioner or the like is appointed in respect of the Borrower or any material part of its assets; or
(b)
the directors of the Borrower requests the appointment of a liquidator, trustee in bankruptcy, judicial custodian, judicial manager, compulsory manager, receiver, receiver-
manager, administrative receiver, administrator, business rescue practitioner or the like.

0079663-0000121 JH:1878246.4

17.10
Creditors' process
Any attachment, sequestration, distress, execution, implementation of any business rescue plan (as contemplated by the South African Companies Act, 2008) or legal process affects the whole or any substantial part of the property, undertaking or assets of the Borrower and is not discharged within
30 days.
17.11
Analogous proceedings
There occurs, in relation to the Borrower any event anywhere which, in the reasonable opinion of the
Majority Banks, corresponds with any of those mentioned in Clauses 17.7 (Insolvency) to 17.10
(Creditors' process) (inclusive).
17.12
Cessation of business
The Borrower ceases, or threatens to cease, to carry on all or a substantial part of its business.
17.13
Unlawfulness
It is or becomes unlawful for the Borrower to perform any of its payment or other material obligations under the Finance Documents.
17.14
Finance Documents
A Finance Document is not effective or is alleged by a party thereto (other than a Finance Party) to be ineffective for any reason.
17.15
Official Consents
Any authorisation, approval or consent required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Finance Documents is revoked where such revocation would be reasonably likely to have a material adverse effect.
17.16
Repudiation
The Borrower repudiates a Finance Document to which it is a party or evidences an intention to repudiate a Finance Document.
17.17
Material adverse change
Any event or circumstance (or combination thereof) or change in any event or circumstance (or any combination thereof) has or is reasonabl y likel y to have a material adverse effect.
17.18
Acceleration
On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Banks, by notice to the Borrower:
(a)
cancel the Total Commitments;
(b)
demand that all or part of the Loans, together with accrued interest and all other amounts accrued under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

0079663-0000121 JH:1878246.4

(c)
demand that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Agent acting on the instructions of the
Majority Banks.
18.
THE AGENT AND UNDERWRITER
18.1
Appointment and duties of the Agent
(a)
Each Finance Party (other than the Agent) irrevocably appoints the Agent to act as its agent under and in connection with the Finance Documents.
(b)
Each Bank authorises the Agent to calculate any Base Currency Amount or TZS amount that requires calculation or determination under this Agreement or any other Finance
Document.
(c)
Each Party appointing the Agent irrevocably authorises the Agent on its behalf to:
(i)
perform the duties and to exercise the rights, powers and discretions that are specifically delegated to it under or in connection with the Finance Documents, together with any other incidental rights, powers and discretions; and
(ii)
execute each Finance Document expressed to be executed by the Agent on that
Party's behalf.
(d)
The Agent has only those duties which are expressly specified in this Agreement. Those duties are solely of a mechanical and administrative nature.
18.2
Role of the Underwriter
Except as specifically provided in this Agreement, the Underwriter has no obligations of any kind to any other Party under or in connection with any Finance Document.
18.3
Relationship
The relationship between the Agent and the other Finance Parties is that of agent and principal only.
Nothing in this Agreement constitutes the Agent as trustee or fiduciary for any other Party or any other person and the Agent need not hold in trust any moneys paid to it for a Party or be liable to account for interest on those moneys.
18.4
Majority Banks' instructions
(a)
The Agent will be fully protected if it acts in accordance with the instructions of the
Majority Banks in connection with the exercise of any right, power or discretion or any matter not expressly provided for in the Finance Documents. Any such instructions given by the Majority Banks will be binding on all the Banks. In the absence of such instructions, the Agent may act as it considers to be in the best interests of all the Banks.
(b)
The Agent is not authorised to act on behalf of a Bank (without first obtaining that Bank’s consent) in any legal or arbitration proceedings relating to any Finance Document.
18.5
Delegation
The Agent may act under the Finance Documents through its personnel and agents.

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18.6
Responsibility for documentation
Neither the Agent nor the Underwriter is responsible to any other Party for:
(a)
the execution, genuineness, validity, enforceability or sufficiency of any Finance
Document or any other document;
(b)
the collectability of amounts payable under any Finance Document; or
(c)
the accuracy of any statements (whether written or oral) made in or in connection with any
Finance Document.
18.7
Default
(a)
The Agent is not obliged to monitor or enquire as to whether or not a Default has occurred.
The Agent will not be deemed to have knowledge of the occurrence of a Default.
However, if the Agent receives notice from a Party referring to this Agreement, describing the Default and stating that the event is a Default or if it has actual knowledge of a Default, it shall promptly notify the Banks.
(b)
The Agent may require the receipt of security satisfactory to it, whether by way of payment in advance or otherwise, against any liability or loss which it will or may incur in taking any proceedings or action arising out of or in connection with any Finance Document before it commences those proceedings or takes that action.
18.8
Exoneration
(a)
Without limiting paragraph (b) below, the Agent will not be liable to any other Party for any action taken or not taken by it under or in connection with any Finance Document, unless directl y caused by its gross negligence or wilful misconduct.
(b)
No Party may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind (including gross negligence or wilful misconduct) by that officer, employee or agent in relation to any Finance Document.
18.9
Reliance
The Agent may:
(a)
rely on any notice, representation or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;
(b)
rely on any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify; and
(c)
engage, pay for and rely on legal or other professional advisers selected by it (including those in the Agent's employment and those representing a Party other than the Agent).
18.10
Credit approval and appraisal
Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each Bank confirms that it:

0079663-0000121 JH:1878246.4

(a)
has made its own independent investigation and assessment of the financial condition and affairs of the Borrower and its related entities in connection with its participation in this
Agreement and has not relied exclusively on any information provided to it by the Agent or the Underwriter in connection with any Finance Document; and
(b)
will continue to make its own independent appraisal of the creditworthiness of the
Borrower and its related entities while any amount is or may be outstanding under the
Finance Documents or any Commitment is in force.
18.11
Information
(a)
The Agent shall promptly forward to the person concerned the original or a copy of any document which is delivered to the Agent by a Party for that person.
(b)
The Agent shall promptly supply a Bank with a copy of each document received by the
Agent under Clause 4 (Conditions Precedent), upon the request and at the expense of that
Bank.
(c)
Except where this Agreement specifically provides otherwise, the Agent is not obliged to review or check the accuracy or completeness of any document it forwards to another
Party.
(d)
Except as provided above, the Agent has no duty:
(i)
either initially or on a continuing basis to provide any Bank with any credit or other information concerning the financial condition or affairs of the Borrower or of its related entities, whether coming into its possession before, on or after the date of this Agreement; or
(ii)
unless specifically requested to do so by a Bank in accordance with a Finance
Document, to request any certificates or other documents from the Borrower.
18.12
The Agent and the Underwriter individually
(a)
If it is also a Bank, each of the Agent and the Underwriter has the same rights and powers under this Agreement as any other Bank and may exercise those rights and powers as though it were not the Agent or the Underwriter.
(b)
Each of the Agent and the Underwriter may:
(i)
carry on any business with the Borrower or its related entities;
(ii)
act as agent or trustee for, or in relation to any financing involving, the Borrower or its related entities; and
(iii)
retain any profits or remuneration in connection with its activities under this
Agreement or in relation to any of the foregoing.
(c)
In acting as the Agent, the agency division of the Agent will be treated as a separate entity from its other divisions and departments. Any information acquired by the Agent which, in its opinion, is acquired by it otherwise than in its capacity as the Agent may be treated as confidential by the Agent and will not be deemed to be information possessed by the Agent in its capacity as such.

0079663-0000121 JH:1878246.4

(d)
The Borrower irrevocably authorises the Agent to disclose to the other Finance Parties any information which is received by it in its capacity as the Agent.
(e)
The Agent may deduct from any amount received by it for the Banks pro rata any unpaid fees, costs and expenses of the Agent incurred by it in connection with the Finance
Documents.
18.13
Indemnities
(a)
Without limiting the liability of the Borrower under the Finance Documents, each Bank shall within three Business Days from written demand indemnify the Agent for that Bank's proportion of any liability or loss incurred by the Agent in any way relating to or arising out of its acting as the Agent, except to the extent that the liability or loss arises directl y from the Agent's gross negligence or wilful misconduct.
(b)
A Bank's proportion of the liability or loss set out in paragraph (a) above will be the proportion which its participation in the Loans (if any) bears to all the Loans on the date of the demand (by reference to the Base Currency Amount of such Loans on the relevant date of demand). However, if there are no Loans outstanding on the date of demand, then the proportion will be the proportion which its Commitment bears to the Total Commitments at the date of demand (calculated by reference to the Base Currency Amount of such
Commitments on the relevant date of demand) or, if the Total Commitments have then been cancelled, bore to the Total Commitments immediately before being cancelled
(calculated by reference to the Base Currency Amount of such Commitments immediately before being cancelled).
18.14
Compliance
(a)
The Agent may refrain from doing anything which might, in its opinion, constitute a breach of any law or regulation or be otherwise actionable at the suit of any person, and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation of any jurisdiction.
(b)
Without prejudice to the generality of paragraph (a) above, the Agent may disclose the identity of a Defaulting Bank to the other Finance Parties and the Borrower and shall promptly disclose the same upon the written request of the Borrower or the Majorit y
Banks.
(c)
Without limiting paragraph (a) above, the Agent need not disclose any information relating to the Borrower or any of its related entities if the disclosure might, in the opinion of the
Agent, constitute a breach of any law or regulation or any duty of secrecy or confidentiality or be otherwise actionable at the suit of any person. The Borrower will not impose any duty of secrecy or confidentiality on the Agent (with respect to the Banks) in relation to information provided to the Agent in its capacity as such.
18.15
Replacement of the Agent
(a)
Notwithstanding its irrevocable appointment and after consultation with the Borrower, the
Majority Banks may, by giving 30 days' notice to the Agent (or, at any time the Agent is an
Impaired Agent, by giving any shorter notice determined by the Majority Banks) replace the Agent by appointing a successor Agent.
(b)
The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Banks) make available to the successor Agent such documents and records

0079663-0000121 JH:1878246.4

and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.
(c)
The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Banks to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 18 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).
(d)
Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.
18.16
Resignation of the Agent
(a)
Notwithstanding its irrevocable appointment, the Agent may resign by giving notice to the
Banks and the Borrower, in which case the Agent may forthwith appoint one of its
Affiliates as successor Agent or, failing that, the Majorit y Banks may, after consultation with the Borrower, appoint any institution which was an Underwriter as at the date of this
Agreement as successor Agent.
(b)
If the appointment of a successor Agent is to be made by the Majority Banks but they have not, within 30 days after notice of resignation, appointed a successor Agent which accepts the appointment, the Agent may appoint a successor Agent.
(c)
The resignation of the Agent and the appointment of any successor Agent will both become effective only upon the successor Agent notifying all the Parties that it accepts its appointment. On giving the notification, the successor Agent will succeed to the position of the Agent and the term Agent will mean the successor Agent.
(d)
The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as the Agent under this Agreement.
(e)
Upon its resignation becoming effective, this Clause 18 shall continue to benefit the retiring Agent in respect of any action taken or not taken by it under or in connection with the Finance Documents while it was the Agent, and, subject to paragraph (d) above, it shall have no further obligations under any Finance Document.
(f)
The Majority Banks may, by notice to the Agent, require it to resign in accordance with paragraph (a) above. In this event, the Agent shall resign in accordance with paragraph (a)
above but it shall not be entitled to appoint one of its Affiliates as successor Agent.
(g)
The Agent shall resign in accordance with paragraph (a) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (b) above) if on or after the date which is three months before the earliest
FATCA Application Date relating to any payment to the Agent under the Finance
Documents, either:
(i)
the Agent fails to respond to a request under Clause 10.3 (FATCA Information) and the Borrower or a Bank reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

0079663-0000121 JH:1878246.4

(ii)
the information supplied by the Agent pursuant to Clause 10.3 (FATCA
Information) indicates that the Agent will not be (or will have ceased to be) a
FATCA Exempt Party on or after that FATCA Application Date; or
(iii)
the Agent notifies the Borrower and the Banks that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application
Date,
and (in each case) the Borrower or a Bank reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA
Exempt Party, and the Borrower or that Bank, by notice to the Agent, requires it to resign.
18.17
Confidentiality
(a)
In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.
(b)
If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.
18.18
Banks
(a)
The Agent may treat each Bank as a Bank, entitled to payments under this Agreement and as acting through its Facility Office(s) until it has received not less than five Business
Days' prior notice from that Bank to the contrary.
(b)
The Agent may at any time and shall if requested to do so by the Majority Banks, convene a meeting of the Banks.
18.19
Extraordinary management time and resources
The Borrower shall forthwith on demand pay the Agent for the reasonable cost of utilising its management time or other resources in connection with:
(a)
any amendment, waiver, consent or suspension of rights (or any proposal for any of the foregoing) requested by or on behalf of a Borrower and relating to a Finance Document or a document referred to in any Finance Document;
(b)
the occurrence of a Default; or
(c)
the proper enforcement of, or the preservation of any rights under, any Finance Document.
Any amount payable to the Agent under this Clause 18 will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Borrower, and is in addition to any fee paid or payable to the Agent under Clause 20 (Fees)
18.20
Know your customer
(a)
Nothing in this Agreement shall oblige the Agent or the Underwriter to satisfy any know your customer requirements in relation to the identity of any person on behalf of any
Finance Party.

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(b)
Each Finance Party confirms to the Agent and the Underwriter that it is solely responsible for any know your customer requirements it is required to carry out and that it may not rely on any statement in relation to those requirements made by any other person.
19.
PAYMENT MECHANICS
19.1
Payments – other than to the Agent
(a)
Unless the Agent states otherwise (i) all payments of principal and interest under Facility B shall be made by the Borrower direct to each Bank participating in Facility B and (ii) all
Requests under Facility B shall be made by the relevant Banks participating in Facility B direct to the Borrower.
(b)
All payments made in accordance with paragraph (a) above shall be made in immediately available and freely transferable funds (unless a contrary indication appears in a Finance
Document).
(c)
Within two (2) Business Days of the date on which the Borrower or any Bank participating in Facility B makes any payment in accordance with this Clause 19.1 (Payments – other than to the Agent), the Borrower or relevant Banks (as the case may be) shall provide to the Agent a schedule detailing the respective amounts and recipients of the payments made together with the relevant documentary evidence (including copies the SWIFT confirmation, EFT notification or telegraphic transfers) or such other evidence reasonabl y satisfactory to the Agent confirming the payments.
(d)
The Agent shall, as soon as reasonably practicable after receipt of the documents and evidence referred to in paragraph (c) above, furnish each other Bank with a schedule of
Loans and Loan repayments detailing the respective amounts and recipients of the payments and the principal amounts outstanding under each Facility.
19.2
Payments to the Agent
(a)
All payments by the Borrower or a Bank under the Finance Documents shall (unless otherwise provided for in this Agreement) be made to the Agent to its account at such office or bank as it may notify to the Borrower or Bank for this purpose. Notwithstanding the above, all payments to be made by the Borrower under a Fee Letter pursuant to clause 20 (Fees) and to the Underwriter under Clause 20.1 shall be made by the Borrower direct to the Agent on behalf of the relevant parties in the manner agreed between them and the Borrower.
(b)
All payments made in accordance with paragraph 19.2(a) above shall be made in immediately available and freely transferable funds (unless a contrary indication appears in a Finance Document).
(c)
On each date on which the Borrower or a Bank or any other part y to a Finance Document is required to make a payment under a Finance Document to the Agent, the Borrower or
Bank or that other party shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.
(d)
Payment shall be made to such account in the principal financial centre of the country of that currency or in Dar es Salaam or London (as the Agent may specify) with such bank as the Agent may specify by prior written notice.

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(e)
A payment by the Borrower to the Agent for the account of the Finance Parties shall be a payment by the Borrower to the Agent as agent for and on behalf of the Finance Parties.
19.3
Distributions by the Agent
Each payment received by the Agent under the Finance Documents for another Party shall, subject to
Clause 19.4 (Distributions to the Borrower and Clause 19.5 (Clawback) be made available by the
Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Bank, for the account of its Facility Office), to such account as that
Party may notify to the Agent by not less than five (5) Business Days' notice in the relevant currency with a bank specified by that Party in the principal financial centre of the country of that currency or in Dar es Salaam or London (as that Party may specify).
19.4
Distributions to the Borrower
The Agent may (with the consent of the Borrower or in accordance with Clause 29 (Set-off)) apply any amount received by it for the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under the Finance Documents or in or towards the purchase of any amount of any currency to be so applied.
19.5
Clawback
(a)
Where a sum is to be paid to the Agent under the Finance Documents for another Part y, the
Agent shall not be obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.
(b)
If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.
19.6
Currency
(a)
Unless a Finance Document specifies that payments under it are to be made in a different manner, the currency of each amount payable under the Finance Documents is determined under this Clause 19.6.
(b)
Interest is payable in the currency in which the relevant amount in respect of which it is payable is denominated.
(c)
Amounts payable in respect of taxes, fees, costs and expenses are payable in the currency in which they are incurred.
(d)
A repayment or prepayment of any principal amount is payable in the currency in which that principal amount is denominated on its due date.
(e)
Any other amount payable under the Finance Documents is, except as otherwise provided in this Agreement, payable in U.S. Dollars in relation to Facility A and TZS in in relation to Facility B.

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19.7
Set-off and counterclaim
All payments made by the Borrower under the Finance Documents shall be made without set-off or counterclaim.
19.8
Non-Business Days
(a)
If any amount payable under the Finance Documents is due on a day which is not a
Business Day, the due date for that payment shall instead be the next Business Day.
(b)
During any extension of the due date for payment of any principal under this Agreement interest is payable on that principal at the rate payable on the original due date.
19.9
Partial payments
(a)
If the Agent (or pursuant to Clause 19.1 (Payments – other than to the Agent), any Bank)
receives a payment insufficient to discharge all the amounts then due and payable by the
Borrower under the Finance Documents prior to any Insolvency Event of the Borrower, the
Agent (or relevant Banks concerned) shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:
(i)
first, in or towards payment pro rata of any unpaid fees, costs and expenses of the
Agent under the Finance Documents;
(ii)
secondly, in or towards payment pro rata of any accrued interest due but unpaid under this Agreement in the same currency as the currency received;
(iii)
thirdly, in or towards payment pro rata of any principal due but unpaid under this
Agreement in the same currency as the currency received;
(iv)
fourthly, in or towards payment pro rata of any accrued interest due but unpaid under this Agreement in any currency other than the currency received;
(v)
fifthly, in or towards payment pro rata of any principal due but unpaid under this
Agreement in any currency other than the currency received; and
(vi)
sixthly, in or towards payment pro rata of any other sum due but unpaid under the
Finance Documents,
calculated, where applicable, by the Agent by reference to the Base Currency Amount at the time of application of those proceeds.
(b)
If the Agent (or pursuant to Clause 19.1 (Payments – other than to the Agent), any Bank)
receives a payment insufficient to discharge all the amounts then due and payable by the
Borrower under the Finance Documents upon or after an Insolvency Event of the
Borrower, the Agent (or relevant Banks concerned) shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:
(i)
first, in or towards payment pro rata of any unpaid fees, costs and expenses of the
Agent under the Finance Documents;
(ii)
secondly, in or towards payment pro rata of any accrued interest due but unpaid under this Agreement;

0079663-0000121 JH:1878246.4

(iii)
thirdly, in or towards payment pro rata of any principal due but unpaid under this
Agreement; and
(iv)
fourthly, in or towards payment pro rata of any other sum due but unpaid under the
Finance Documents,
calculated, where applicable, by the Agent by reference to the Base Currency Amount at the time of application of those proceeds.
(c)
The Agent shall, if so directed by all the Banks, vary the order set out in subparagraphs 19.9(a)(i) to 19.9(a)(iv) above.
(d)
Paragraphs 19.9(a) and 19.9(b) above will override any appropriation made by the
Borrower.
19.10
Impaired Agent
(a)
If, at any time, the Agent becomes an Impaired Agent, the Borrower or a Bank which is required to make a payment under the Finance Documents to the Agent in accordance with
Clauses 19.2 (Payments to the Agent) may instead pay that amount direct to the required recipient.
(b)
If it is not practical to pay that amount direct, the Party making the payment (the Paying
Party) may pay that amount to an interest-bearing account held with one of the Banks, which is not a Defaulting Bank and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Borrower or the Bank making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the Recipient Party or Recipient Parties).
In each case such payments must be made on the due date for payment under the Finance
Documents.
(c)
All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Parties pro rata to their respective entitlements.
(d)
A Party which has made a payment in accordance with this Clause 19.10 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.
(e)
If a Paying Party makes a payment into a trust account in accordance with paragraph 19.10(b), that Paying Party shall promptly notify the Recipient Parties directl y.
Promptly upon request by a Recipient Party, and to the extent that it has been provided with the necessary information by that Recipient Party, the Paying Party shall give the requisite instructions to the bank with whom the trust account is held to transfer the amount
(together with any accrued interest) to the relevant Recipient Party in accordance with
Clauses 19.3 (Distributions by the Agent) and 19.4 (Distributions to the Borrower).
(f)
Promptly upon the appointment of a successor Agent in accordance with Clause 18.15
(Replacement of the Agent), subject to paragraph 19.10(a) each Paying Party shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount
(together with any accrued interest) to the successor Agent for distribution to the Recipient
Parties in accordance with Clauses 19.3 (Distributions by the Agent) and 19.4
(Distributions to the Borrower).

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20.
FEES
20.1
Underwriting fee
The Borrower shall pay to the Agent a non-refundable underwriting fee in the amount and at the time agreed in any Fee Letter. This fee shall be distributed by the Agent among the Underwriter and the Original USD Banks in accordance with the arrangements agreed by them with the Agent prior to the date of this Agreement.
20.2
Agent's fee
The Borrower shall pay to the Agent for its own account an agency fee in the amount agreed in the
Fee Letter. The agency fee is payable annually in advance. The first payment of this fee is payable within five Business Days of the date of this Agreement and each subsequent payment is payable on each anniversary of the date of this Agreement for so long as any amount is or may be outstanding under this Agreement or any Commitment is in force.
20.3
Commitment fee
(a)
The Borrower shall pay a commitment fee computed at the rate of 0.65 per cent. per annum on the undrawn, uncancelled amount of each Bank's Facility A Commitment under Facility
A during the Commitment Period.
(b)
The Borrower shall pay a commitment fee computed at the rate of 20% (twenty percent)
(per annum) of the Facility B Margin, on the undrawn, uncancelled amount of each Bank's
Facility B Commitment under Facility B during the Commitment Period.
(c)
Accrued commitment fee is payable quarterly in arrears until the Final Maturity Date for each such Facility. The Accrued commitment fee is also payable to the Agent (or otherwise as contemplated in Clause 19.1 (Payments – other than to the Agent) for a Bank on the date that Bank's Commitment under that Facility is cancelled in full.
20.4
Distribution fee
The Borrower shall pay to the Agent a non-refundable distribution fee in the amount and at the time agreed in the Fee Letter.
20.5
VAT
(a)
All amounts set out or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for
VAT purposes are deemed to be exclusive of any VAT which is or becomes chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document and the Finance
Party is required to account for the VAT, that Party must pay to the Finance Party (in addition to the consideration for such supply) an amount equal to the amount of the VAT
(and such Finance Party shall promptly provide an appropriate VAT invoice).
(b)
If VAT is or becomes chargeable on any supply made by any Finance Part y (the Supplier)
to any other Finance Party (the Recipient) under a Finance Document, and any Party other than the Recipient (the Relevant Party) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

0079663-0000121 JH:1878246.4

(i)
(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The
Recipient must (where this subparagraph (i) applies) promptly pay to the Relevant
Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and
(ii)
(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the
Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but onl y to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that
VAT.
(c)
Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any costs or expenses, that Party must also at the same time reimburse and indemnify
(as the case may be) the Finance Party against all VAT incurred by the Finance Party in respect of such costs or expenses but only to the extent that the Finance Party (reasonably)
determines that neither it nor any member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the
VAT.
(d)
Any reference in this Clause 20.4 to any Party will, at any time when that Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply, or (as appropriate) receiving the supply, under the grouping rules (as provided for i n
Article 11 of Council Directive 2006/112/EC (or as implemented by a Member State).
(e)
If VAT is chargeable on any supply made by a Finance Party to any Party under a Finance
Document and if reasonably requested by the Finance Party, the Party must promptly give the Finance Party details of its VAT registration number and any other information as is reasonably requested in connection with the Finance Party's reporting requirements for the supply.
21.
EXPENSES
21.1
Initial and special costs
The Borrower shall, within five Business Days of notice by the Agent to the Borrower, pay the
Agent and the Underwriter the amount of all costs and expenses (including legal fees) incurred by any of them in connection with:
(a)
the negotiation, preparation, printing and execution of:
(i)
this Agreement and any other documents referred to in this Agreement; and
(ii)
any other Finance Document (other than a Novation Certificate) executed after the date of this Agreement; and
(b)
any amendment, waiver, consent or suspension of rights (or any proposal for any of the foregoing) requested by or on behalf of the Borrower and relating to a Finance Document or a document referred to in any Finance Document.

0079663-0000121 JH:1878246.4

21.2
Enforcement costs
The Borrower shall, within five Business Days of notice by the Agent to the Borrower, pay to each
Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with the enforcement of, or the preservation of any rights under, any Finance Document.
22.
STAMP DUTIES
The Borrower shall pay, and within five Business Days of notice by the Agent to the Borrower indemnify each Finance Party against any liability it incurs in respect of, any stamp, registration and similar tax which is or becomes payable in connection with the entry into, performance or enforcement of any Finance Document, except for any such tax payable in connection with the entry into of a Novation Certificate.
23.
INDEMNITIES
23.1
Currency indemnity
(a)
If a Finance Party receives an amount in respect of the Borrower's or any other party under a Finance Document (other than a Finance Party) liability under the Finance Documents or if that liability is converted into a claim, proof, judgment or order in a currency other than the currency (the contractual currency) in which the amount is expressed to be payable under the relevant Finance Document:
(i)
The Borrower shall indemnify that Finance Party as an independent obligation against any loss or liability arising out of or as a result of the conversion;
(ii)
if the amount received by that Finance Party, when converted into the contractual currency at a market rate in the usual course of its business is less than the amount owed in the contractual currency, the Borrower shall forthwith on demand pay to that Finance Party an amount in the contractual currency equal to the deficit; and
(iii)
the Borrower shall forthwith on demand pay to the Finance Party concerned any exchange costs and taxes payable in connection with any such conversion.
(b)
Borrower waives any right it may have in any jurisdiction to pay any amount under the
Finance Documents in a currency other than that in which it is expressed to be payable.
23.2
Other indemnities
(a)
The Borrower shall forthwith on demand indemnify each Finance Party against any loss or liability which that Finance Party incurs as a consequence of:
(i)
the occurrence of any Default;
(ii)
the operation of Clause 17.18 (Acceleration);
(iii)
any payment of principal or an overdue amount being received from any source otherwise than on the last day of a relevant Interest Period or Designated Interest
Period (as defined in Clause 9.3 (Default interest) relative to the amount so received;
or

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(iv)
a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment or (other than by reason of negligence or default by that Finance Party)
a Loan not being made after the Borrower has delivered a Request.
(b)
The Borrower's liability in each case includes any loss of margin or other loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under any Finance Document, any amount repaid or prepaid or any Loan.
(c)
Each Bank shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of loss or liability referred to in subparagraphs (a)(iii)
and (iv) above for any Interest Period in which such loss or liability accrued.
24.
EVIDENCE AND CALCULATIONS
24.1
Accounts
Accounts maintained by a Finance Party in connection with this Agreement are prima facie evidence of the matters to which they relate.
24.2
Certificates and determinations
Any certification or determination by a Finance Party of a rate or amount under the Finance
Documents is prima facie evidence of the matters to which it relates.
24.3
Calculations
(a)
In relation to Facility A, interest and Commitment fees accrue from day to day and are calculated on the basis of the actual number of days elapsed and a year of 360 days.
(b)
In relation to Facility B, interest and Commitment fees accrue from day to day and are calculated on the basis of the actual number of days elapsed and a year of 365 days, or in any case where the practice in the Relevant Market differs, in accordance with that market practice.
25.
AMENDMENTS AND WAIVERS
25.1
Procedure
(a)
Subject to Clause 25.2 (Exceptions), any term of the Finance Documents may be amended or waived with the agreement of the Borrower and the Majority Banks. The Agent ma y
effect, on behalf of any Finance Party, an amendment or waiver permitted under this
Clause 25.
(b)
The Agent shall promptly notify (in writing) the other Parties of any amendment or waiver effected under paragraph (a) above, and any such amendment or waiver shall be binding on all the Parties.
25.2
Exceptions
(a)
An amendment or waiver which relates to:
(i)
the definition of Majority Banks in Clause 1.1 (Definitions);

0079663-0000121 JH:1878246.4

(ii)
an extension of the date for, or a decrease in an amount or a change in the currency of, any payment to a Bank under the Finance Documents (including the Margin);
(iii)
an increase or extension in a Bank's Commitment or any requirements that a cancellation of Commitments reduces the Commitments of the Banks rateably;
(iv)
a change to the identity of the Borrower;
(v)
a term of a Finance Document which expressly requires the consent of each Bank;
or
(vi)
Clause 2.2 (Facility B Increase / Facility A Decrease), Clause 2.3 (Nature of a
Finance Party’s rights and obligations), Clause 26.2 (Transfers by Banks), Clause 30
(Pro Rata Sharing) or this Clause 25,
may not, subject to Clause 25.4 (Disenfranchisement of Defaulting Banks) and Clause 25.5
(Excluded participations), be effected without the consent of each Bank.
(b)
An amendment or waiver which affects the rights and/or obligations of the Agent or a
Reference Bank (each in their capacity as such) may not be effected without the agreement of the Agent or, as the case may be, that Reference Bank.
25.3
Waivers and remedies cumulative
The rights and remedies of each Finance Party under the Finance Documents:
(a)
may be exercised as often as necessary and no single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy;
(b)
are cumulative and not exclusive of its rights under the general law; and
(c)
may be waived only in writing and specifically.
Delay in exercising or non-exercise of any such right or remedy of a Finance Party is not a waiver of that right or remedy and does not constitute an election to affirm any of the Finance Documents. No election to affirm any of the Finance Documents on the part of any Finance Party shall be effective unless it is in writing.
25.4
Disenfranchisement of Defaulting Banks
(a)
For so long as a Defaulting Bank has any undrawn Commitment, in ascertaining the
Majority Banks or whether any given percentage (including, without limitation, unanimity)
of the Total Commitments has been obtained in relation to any request for a consent, waiver, amendment or other vote under the Finance Documents:
(i)
that Defaulting Bank's Commitments will be reduced by the amount of its undrawn
Commitment; and
(ii)
the Defaulting Bank will not be counted as a Bank for the purposes of Clause 25.2
(Exceptions) if it has no participation in any outstanding Loans.
(b)
For the purposes of this Clause 25.4, the Agent may assume that the following Banks are
Defaulting Banks:

0079663-0000121 JH:1878246.4

(i)
any Bank which has notified the Agent that it has become a Defaulting Bank; or
(ii)
any Bank in relation to which it is aware that any of the events or circumstances referred to in paragraph (a), (b) or (c) of the definition of "Defaulting Bank" has occurred,
unless it has received notice to the contrary from the Bank concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Bank has ceased to be a Defaulting Bank.
25.5
Excluded participations
If any Defaulting Bank fails to respond to a request for a consent, waiver, amendment or other vote under the Finance Documents within ten Business Days (or any longer period stipulated by the
Agent with the agreement of the Borrower in relation to that request) of that request being made:
(a)
its participation in all outstanding Loans shall not be included for the purpose of calculating the aggregate amount of all Loans then outstanding when ascertaining whether any relevant percentage of the aggregate amount of all Loans then outstanding has been obtained to approve that request; and
(b)
it will not count as a Bank for the purposes of Clause 25.2 (Exceptions).
25.6
Replacement of a Bank
(a)
If:
(i)
any Bank becomes a Non-Consenting Bank (as defined in paragraph (d) below); or
(ii)
the Borrower becomes obliged to repay any amount in accordance with Clauses 7.1
(Change of control), 7.2 (Sanctions), 7.5 (Revocation of Authorisations), 7.6 (Force
Majeure Event), 7.7 (Government Intervention), 13 (Illegality) or to pay additional amounts pursuant to Clause 12.1 (Increased costs), Clause 10.1(a) (Tax payment) or
Clause 10.1(c) (Tax Payment) to any Bank,
then the Borrower may, on five Business Days' prior written notice to the Agent and such
Bank, replace such Bank by requiring such Bank to (and, to the extent permitted by law, such Bank shall) transfer pursuant to Clause 26.2 (Transfers by Banks) all (and not part only) of its rights and obligations under this Agreement to a Bank or other financial institution, trust, fund or other entity (a Replacement Bank) selected by the Borrower in consultation with the Agent and which confirms its willingness to assume and does assume all the obligations of the transferring Bank in accordance with Clause 26.2 (Transfers by
Banks) for a purchase price in cash payable at the time of transfer in an amount equal to the outstanding principal amount of such Bank's participation in the outstanding Loans and all accrued interest (to the extent that the Agent has not given a notification under Clause 26.4
(Pro rata interest settlement)), and other amounts payable in relation thereto under the
Finance Documents.
(b)
The replacement of a Bank pursuant to this Clause 25.6 shall be subject to the following conditions:
(i)
the Borrower shall have no right to replace the Agent;

0079663-0000121 JH:1878246.4

(ii)
neither the Agent nor the Bank shall have any obligation to the Borrower to find a
Replacement Bank;
(iii)
in the event of a replacement of a Non-Consenting Bank such replacement must take place no later than 20 Business Days after the date on which that Bank is deemed a
Non-Consenting Bank; and
(iv)
in no event shall the Bank replaced under this Clause 25.6 be required to pay or surrender to such Replacement Bank any of the fees received by such Bank pursuant to the Finance Documents.
(c)
A Bank shall perform the checks described in paragraph (b) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (a) above and shall notify the Agent and the Borrower when it is satisfied that it has complied with those checks.
(d)
In the event that:
(i)
the Borrower or the Agent (at the request of the Borrower) has requested the Banks to give a consent in relation to, or to agree to a waiver or amendment of, any provisions of the Finance Documents;
(ii)
the consent, waiver or amendment in question requires the approval of all the Banks or the Majority Banks; and
(iii)
Banks whose Commitments (calculated by reference to the Base Currency Amount of such Commitments at the relevant time) aggregate:
(A)
in the case of a consent, waiver or amendment requiring the approval of all the Banks, more than 60 per cent. of the Total Commitments (or, if the Total
Commitments have been reduced to zero, aggregated more than 60 per cent.
of the Total Commitments prior to that reduction); or
(B)
in the case of a consent, waiver or amendment requiring the approval of the
Majority Banks, more than 50 per cent. of the Total Commitments (or, if the
Total Commitments have been reduced to zero, aggregated more than 50 per cent. of the Total Commitments prior to that reduction),
have consented or agreed to such waiver or amendment,
then any Bank who does not and continues not to consent or agree to such waiver or amendment shall be deemed a Non-Consenting Bank.
25.7
Replacement of a Defaulting Bank
(a)
The Borrower may, at any time a Bank has become and continues to be a Defaulting Bank, by giving five Business Days' prior written notice to the Agent and such Bank:
(i)
replace such Bank by requiring such Bank to (and such Bank shall) transfer pursuant to Clause 26.2 (Transfers by Banks) all (and not part only) of its rights and obligations under this Agreement; or

0079663-0000121 JH:1878246.4

(ii)
require such Bank to (and such Bank shall) transfer pursuant to Clause 26.2
(Transfers by Banks) all (and not part only) of the undrawn Commitment of the
Bank,
to a Bank, other bank or financial institution (a Replacement Bank) selected by the
Borrower, and which confirms its willingness to assume and does assume all the obligations or all the relevant obligations of the transferring Bank (including the assumption of the transferring Bank's participations or unfunded participations (as the case may be) on the same basis as the transferring Bank) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Bank's participation in the outstanding Loans and all accrued interest, amounts payable under subparagraph (a)(iii) of
Clause 23.2 (Other indemnities) and other amounts payable in relation thereto under the
Finance Documents.
(b)
Any transfer of rights and obligations of a Defaulting Bank pursuant to this Clause 25 shall be subject to the following conditions:
(i)
the Borrower shall have no right to replace the Agent;
(ii)
neither the Agent nor the Defaulting Bank shall have any obligation to the Borrower to find a Replacement Bank;
(iii)
the transfer must take place no later than 20 Business Days after the notice referred to in paragraph (a) above; and
(iv)
in no event shall the Defaulting Bank be required to pay or surrender to the
Replacement Bank any of the fees received by the Defaulting Bank pursuant to the
Finance Documents.
26.
CHANGES TO THE PARTIES
26.1
Transfers by the Borrower
The Borrower may not assign, transfer, novate or dispose of any of, or any interest in, its rights and/or obligations under the Finance Documents to which it is a party.
26.2
Transfers by Banks
(a)
A Bank (the Existing Bank) may at any time assign, transfer or novate any of its
Commitment and/or rights and/or obligations under this Agreement:
(i)
in respect of Facility A to any other bank or financial institution; and
(ii)
in respect of Facility B, to a Permitted Assignee,
(the New Bank).
(b)
The prior consent of the Borrower is required for any assignment, transfer or novation to a party other than: (i) a Permitted Assignee or Affiliate or (ii) any other person while an
Event of Default is continuing. However, the prior consent of the Borrower must not be unreasonably withheld or delayed and will be deemed to have been given if, within five
Business Days of receipt by the Borrower of an application for consent, it has not been expressly refused.

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(c)
A transfer of obligations will be effective only if either:
(i)
the obligations are novated in accordance with Clause 26.3 (Procedure for novations); or
(ii)
the New Bank confirms to the Agent and the Borrower that it undertakes to be bound by the terms of this Agreement as a Bank in form and substance satisfact ory to the Agent. On the transfer becoming effective in this manner the Existing Bank shall be relieved of its obligations under this Agreement to the extent that they are transferred to the New Bank.
(d)
Nothing in this Agreement restricts the ability of a Bank to subcontract an obligation if that
Bank remains liable under this Agreement for that obligation.
(e)
On each occasion an Existing Bank assigns, transfers or novates any of its Commitment and/or rights and/or obligations under this Agreement, the New Bank shall, on the date the assignment, transfer and/or novation takes effect, pay to the Agent for its own account a fee of U.S.$3,000.
(f)
An Existing Bank is not responsible to a New Bank for:
(i)
the execution, genuineness, validity, enforceability or sufficiency of any Finance
Document or any other document;
(ii)
the collectability of amounts payable under any Finance Document; or
(iii)
the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document.
(g)
Each New Bank confirms to the Existing Bank and the other Finance Parties that it:
(i)
has made its own independent investigation and assessment of the financial condition and affairs of the Borrower and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Bank in connection with any Finance Document; and
(ii)
will continue to make its own independent appraisal of the creditworthiness of the
Borrower and its related entities while any amount is or may be outstanding under this Agreement or any Commitment is in force.
(h)
Nothing in any Finance Document obliges an Existing Bank to:
(i)
accept a re-transfer from a New Bank of any of the Commitment and/or rights and/or obligations assigned, transferred or novated under this Clause 26; or
(ii)
support any losses incurred by the New Bank by reason of the non-performance by the Borrower of its obligations under the Finance Documents or otherwise.
(i)
Any reference in this Agreement to a Bank includes a New Bank but excludes a Bank if no amount is or may be owed to or by it under this Agreement and its Commitment has been cancelled or reduced to nil.
26.3
Procedure for novations
(a)
A novation is effected if:

0079663-0000121 JH:1878246.4

(i)
the Existing Bank and the New Bank deliver to the Agent a duly completed certificate, substantially in the form of Schedule 4 (Form of Novation Certificate) (a
Novation Certificate); and
(ii)
the Agent executes it, provided that the Agent is only obliged to execute a Novation
Certificate upon its satisfaction (acting reasonably) with the results of all "know your customer" or other checks relating to the identity of any person that it is required to carry out in relation to the transfer to such New Bank.
(b)
Each Party (other than the Existing Bank and the New Bank) irrevocably authorises the
Agent to execute any duly completed Novation Certificate on its behalf.
(c)
To the extent that they are expressed to be the subject of the novation in the Novation
Certificate:
(i)
the Existing Bank and the other Parties (the existing Parties) will be released from their obligations to each other (the discharged obligations);
(ii)
the New Bank and the existing Parties will assume obligations towards each other which differ from the discharged obligations only insofar as they are owed to or assumed by the New Bank instead of the Existing Bank;
(iii)
the rights of the Existing Bank against the existing Parties and vice versa (the discharged rights) will be cancelled; and
(iv)
the New Bank and the existing Parties will acquire rights against each other which differ from the discharged rights onl y insofar as they are exercisable by or against the New Bank instead of the Existing Bank,
all on the date of execution of the Novation Certificate by the Agent or, if later, the date specified in the Novation Certificate (the Transfer Date).
26.4
Pro rata interest settlement
If the Agent has notified the Banks that it is able to distribute interest payments on a pro rata basis to
Existing Banks and New Banks then (in respect of any transfer pursuant to Clause 26.3 (Procedure for novations) the Transfer Date of which is after the date of such notification and is not on the last day of an Interest Period):
(a)
any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Bank up to but excluding the Transfer Date (Accrued Amounts) and shall become due and payable to the Existing Bank (without further interest accruing on them) on the last day of the current
Interest Period; and
(b)
the rights assigned or transferred by the Existing Bank will not include the right to the
Accrued Amounts so that, for the avoidance of doubt:
(i)
when the Accrued Amounts become payable, those Accrued Amounts will be payable for the account of the Existing Bank; and
(ii)
the amount payable to the New Bank on that date will be the amount which would, but for the application of this Clause 26.4 have been payable to it on that date, but after deduction of the Accrued Amounts.

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26.5
Affiliates of Banks
(a)
Each Bank may fulfil its obligations in respect of any Loan through an Affiliate if:
(i)
the relevant Affiliate is specified in this Agreement as a Bank or becomes a Bank by means of a Novation Certificate or an Increase Confirmation in accordance with this
Agreement; and
(ii)
the Loans in which that Affiliate will participate are specified in this Agreement or in a notice given by that Bank to the Agent and the Borrower.
In this event, the Bank and the Affiliate will participate in Loans in the manner provided for in subparagraph (ii) above.
(b)
If paragraph (a) above applies, the Bank and its Affiliate will be treated as having a single
Commitment and a single vote, but, for all other purposes, will be treated as separate
Banks.
26.6
Reference Banks
If a Reference Bank (or, if a Reference Bank is not a Bank, the Bank of which it is an Affiliate)
ceases to be a Bank, the Agent shall (with the consent of the Borrower) appoint another Bank or an
Affiliate of a Bank to replace that Reference Bank.
26.7
Security over Bank's rights
In addition to the other rights provided to Banks under this Clause 26, each Bank may, without consulting with or obtaining consent from the Borrower, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Bank including, without limitation any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank except that no such charge, assignment or Security Interest shall:
(a)
release a Bank from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other Security Interest for the Bank as a party to any of the Finance Documents; or
(b)
require any payments to be made by the Borrower or grant to any person any more extensive rights that those required to be made or granted to the relevant Bank under the
Finance Documents.
26.8
Register
The Agent, acting solely for this purpose as the agent of the Borrower, shall keep a register of the names and addresses of each Bank and the Commitment of, and the principal amount owing to, each
Bank from time to time (the Register). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Agent and the Banks shall treat each person whose name is recorded in the Register as a Bank hereunder for all purposes of this
Agreement. The Register shall be available for inspection by the Borrower or any Agent or any
Bank at any reasonable time and from time to time upon reasonable prior notice.
27.
DISCLOSURE OF INFORMATION
(a)
In this Clause 27:

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Permitted Parties means a Bank and any of its Affiliates.
(b)
A Bank may disclose a copy of any Finance Document (and any information which that
Bank has acquired under or in connection with any Finance Document) to:
(i)
its Affiliates;
(ii)
any person with whom it is proposing to enter, or has entered into, any kind of transfer, participation or other agreement in relation to this Agreement;
(iii)
any person to whom or for whose benefit that Bank charges, assigns or otherwise creates a Security Interest (or may do) pursuant to Clause 26.7 (Security over Bank's rights);
(iv)
professional advisers and service providers of the Permitted Parties who are under a duty of confidentiality to the Permitted Parties;
(v)
any ratings agency, insurer or insurance broker of the Permitted Parties, or direct or indirect provider of credit protection to any Permitted Party; or
(vi)
any court or tribunal or regulatory, supervisory, governmental or quasi-
governmental authority with jurisdiction over the Permitted Parties.
(c)
Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or the Borrower the following information:
(i)
name of the Borrower;
(ii)
country of domicile of the Borrower;
(iii)
place of incorporation of the Borrower;
(iv)
date of this Agreement;
(v)
the name of the Agent and the Underwriter;
(vi)
date of each amendment and restatement of this Agreement;
(vii)
amount of Total Commitments;
(viii)
currency of the Facility;
(ix)
type of Facility (i.e. that it is a revolving credit facility);
(x)
Final Maturity Date of the Facility;
(xi)
changes to any of the information previously supplied pursuant to subparagraphs (i)
to (x) above; and
(xii)
such other information agreed between such Finance Party and the Borrower, to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

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(d)
The Parties acknowledge and agree that each identification number assigned to this
Agreement, the Facility and/or the Borrower by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.
(e)
The Borrower represents that none of the information set out in subparagraphs (i) to (v)
and (vii) to (x) of paragraph (c) above is, nor will at any time be unpublished price-
sensitive information.
(f)
The Agent shall notify the Borrower and other Finance Parties of:
(i)
the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and/or the Borrower;
(ii)
the number or, as the case may be, the numbers assigned to this Agreement, the
Facility and/or the Borrower by such numbering service provider.
28.
CONFIDENTIALITY OF FUNDING RATES AND REFERENCE BANK QUOTATIONS
28.1
Confidentiality and Disclosure
(a)
The Agent and the Borrower agree to keep each Funding Rate (and, in the case of the
Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.
(b)
The Agent may disclose:
(i)
any Funding Rate (but not, for the avoidance of doubt, any Reference Bank
Quotation) to the Borrower pursuant to Clause 9.4 (Notification of rates of interest);
and
(ii)
any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master
Confidentiality Undertaking for Use With Administration/Settlement Service
Providers or such other form of confidentiality undertaking agreed between the
Agent and the relevant Bank or Reference Bank, as the case may be.
(c)
The Agent may disclose any Funding Rate or any Reference Bank Quotation, and the
Borrower may disclose any Funding Rate, to:
(i)
any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this subparagraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;
(ii)
any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other

0079663-0000121 JH:1878246.4

regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding
Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the Borrower, as the case may be, it is not practicable to do so in the circumstances;
(iii)
any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank
Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the Borrower, as the case may be, it is not practicable to do so in the circumstances; and
(iv)
any person with the consent of the relevant Bank or Reference Bank, as the case may be.
(d)
The Agent's obligations in this Clause 28 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 9.4 (Notification of rates of interest) provided that (other than pursuant to subparagraph (b)(i) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.
28.2
Other Obligations
(a)
The Agent and the Borrower acknowledge that each Funding Rate (and, in the case of the
Agent, each Reference Bank Quotation) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and the Borrower undertake not to use any Funding Rate or, in the case of the Agent, any Reference Bank Quotation for any unlawful purpose.
(b)
The Agent and the Borrower agree (to the extent permitted by law and regulation) to inform the relevant Bank or Reference Bank, as the case may be:
(i)
of the circumstances of any disclosure made pursuant to subparagraph (c)(ii) above of Clause 28.1 (Confidentiality and Disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and
(ii)
upon becoming aware that any information has been disclosed in breach of this
Clause 28.
29.
SET-OFF
A Finance Party may set off any matured obligation owed by the Borrower under the Finance
Documents (to the extent beneficially owned by that Finance Part y) against any obligation (whether or not matured) owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the
Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. If either obligation is unliquidated or unascertained, the
Finance Party may set off in an amount estimated by it in good faith to be the amount of that obligation.

0079663-0000121 JH:1878246.4

30.
PRO RATA SHARING
30.1
Redistribution
If any amount owing by the Borrower under the Finance Documents to a Finance Party (the recovering Finance Party) is discharged by payment, set-off or any other manner other than through the Agent in accordance with Clause 19 (Payment Mechanics) (a recovery), then:
(a)
the recovering Finance Party shall, within three Business Days, notify details of the recovery to the Agent;
(b)
the Agent shall determine whether the recovery is in excess of the amount which the recovering Finance Party would have received had the recovery been received by the
Agent and distributed in accordance with Clause 19 (Payment Mechanics);
(c)
subject to Clause 30.3 (Exceptions), the recovering Finance Party shall, within three
Business Days of demand by the Agent, pay to the Agent an amount (the redistribution)
equal to the excess;
(d)
the Agent shall treat the redistribution as if it were a payment by the Borrower under
Clause 19 (Payment Mechanics) and shall pay the redistribution to the Finance Parties
(other than the recovering Finance Party) in accordance with Clause 19 (Payment
Mechanics); and
(e)
after payment of the full redistribution, the recovering Finance Party will be subrogated to the portion of the claims paid under paragraph (d) above and the Borrower will owe the recovering Finance Party a debt which is equal to the redistribution, immediately payable and of the type originally discharged.
30.2
Reversal of redistribution
If under Clause 30.1 (Redistribution):
(a)
a recovering Finance Party must subsequently return a recovery, or an amount measured b y reference to a recovery, to the Borrower; and
(b)
the recovering Finance Party has paid a redistribution in relation to that recovery, each Finance Party shall, within three Business Days of demand by the recovering Finance Part y through the Agent, reimburse the recovering Finance Party all or the appropriate portion of the redistribution paid to that Finance Party together with interest on the amount to be returned to the recovering Finance Party for the period whilst it held the re-distribution. Thereupon, the subrogation in paragraph (e) of Clause 30.1 (Redistribution) will operate in reverse to the extent of the reimbursement.
30.3
Exceptions
(a)
A recovering Finance Party need not pay a redistribution to the extent that it would not, after the payment, have a valid claim against the Borrower in the amount of the redistribution pursuant to paragraph (e) of Clause 30.1 (Redistribution).
(b)
A recovering Finance Party is not obliged to share with any other Finance Party any amount which the recovering Finance Party has received or recovered as a result of taking

0079663-0000121 JH:1878246.4

legal proceedings, if the other Finance Party had an opportunity to participate in those legal proceedings but did not do so or did not take separate legal proceedings.
31.
SEVERABILITY
If a provision of any Finance Document is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:
(a)
the validity or enforceability in that jurisdiction of any other provision of the Finance
Documents; or
(b)
the validity or enforceability in other jurisdictions of that or any other provision of the
Finance Documents.
32.
COUNTERPARTS
Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.
33.
NOTICES
33.1
Giving of notices
All notices or other communications under or in connection with the Finance Documents shall be given in writing and, unless otherwise stated, may be made by letter, facsimile or e-mail. Any such notice will be deemed to be given as follows:
(a)
if by letter, when delivered personally or on actual receipt; and
(b)
if by facsimile or e-mail, when received in legible form.
However, a notice given in accordance with the above but received on a non Business Day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.
33.2
Electronic communication
(a)
Any communication between any two Parties under or in connection with the Finance
Documents may be made by e-mail or other electronic means, to the extent that those two
Parties:
(i)
agree and such agreement is not revoked by either Party;
(ii)
notify each other in writing of their e-mail address and/or any other information required to enable the sending and receipt of information by electronic means; and
(iii)
notify each other of any change to the address or information referred to in subparagraph (ii) above.
(b)
Any electronic communication made between those two Parties under paragraph (a) above will only be effective when received in legible form and, in the case of any electronic communication made by a Party to the Agent only, if it is addressed in accordance with the
Agent instructions.

0079663-0000121 JH:1878246.4

33.3
Addresses for notices
(a)
The address and facsimile number of each Party (other than the Borrower and the Agent)
for all notices under or in connection with this Agreement are:
(i)
those notified by that Party for this purpose to the Agent on or before the date it becomes a Party; or
(ii)
any other notified by that Party for this purpose to the Agent by not less than five
Business Days' notice.
(b)
The address, telephone and facsimile numbers of the Borrower are:
Postal Address:              AngloGold Ashanti, 76 Rahima Moosa Street, Newtown, Johannesburg,
2001, South Africa
Fax:                               0866786981
E-mail:                           HPersotam@AngloGoldAshanti.com
For the attention of: Himesh Persotam: Vice President: Finance, Central African Region Finance
or such other as the Borrower may notify to the Agent by not less than five Business Days' notice.
(c)
The address, telephone and facsimile numbers of the Agent are:
Address:                       3
rd
Floor, Block F, Nedbank 135 Rivonia Campus, Sandown, 2196, South
Africa
Fax:                               +27 (0) 11 294 2456
Telephone:                    +27 (0) 11 295 2456 / +27 (0) 11 294 9264
Email: MiningFinance1@nedbank.co.za / Johanneslo@nedbank.co.za /
HermienV@nedbank.co.za
For the attention of: Johannes Louw / Hermien Visagie
or such other as the Agent may notify to the other Parties by not less than five Business Days' notice.
(d)
All notices from or to the Borrower shall be sent through the Agent and the Borrower.
(e)
The Agent shall, promptly upon request from any Party, give to that Party the address or facsimile number of any other Party applicable at the time for the purposes of this
Clause 33.
33.4
Communication when Agent is Impaired Agent
If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired
Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed.

0079663-0000121 JH:1878246.4

34.
LANGUAGE
(a)
Any notice given under or in connection with any Finance Document shall be in English.
(b)
All other documents provided under or in connection with any Finance Document shall be:
(i)
in English; or
(ii)
if not in English, accompanied by a certified English translation and, in this case, the
English translation shall prevail unless the document is a statutory or other official document.
35.
ENFORCEMENT
35.1
General
In this Clause 35, Qualifying Finance Document means any Finance Document other than a
Finance Document that specifically provides for a different dispute resolution mechanism to that set out in this Clause 35.
35.2
Arbitration
(a)
Subject to Clause 35.3 (Agent's option), any dispute arising out of or in connection with any Qualifying Finance Document (including a dispute relating to the existence, validity or termination of any Qualifying Finance Document and a dispute relating to any non-
contractual obligation arising out of or in connection with any Qualifying Finance
Document) (a Dispute), must be referred to and finally resolved by arbitration under the
LCIA Arbitration Rules (the Rules).
(b)
The Rules are incorporated by reference into this Clause 35 and capitalised terms used in this Clause 35 which are not otherwise defined in this Agreement have the meaning given to them in the Rules.
(c)
The number of arbitrators shall be three. The Claimant and the Respondent will each nominate one arbitrator for appointment by the LCIA Court. Within 14 days of the delivery of the Response, the two party-nominated arbitrators shall jointly nominate the presiding arbitrator for appointment by the LCIA Court, failing which the presiding arbitrator shall be appointed by the LCIA Court.
(d)
The seat, or legal place of arbitration, shall be London.
(e)
The governing law of the arbitration shall be English law.
(f)
The language used in any arbitral proceedings shall be English. All documents submitted in connection with the proceedings must be in English or, if in another language, accompanied by an English translation.
(g)
Any Request made pursuant to this Clause 35 must be delivered in accordance with
Clause 33 (Notices).
35.3
Agent's option
Before the Finance Parties have filed a Request for Arbitration or Response as defined in the
Arbitration Rules of the LCIA (as the case may be), the Agent, if so instructed by the Majority
Banks, shall, by notice in writing to all other Parties require that all Disputes or a specific Dispute be

0079663-0000121 JH:1878246.4

heard by a court of law. If the Agent gives such notice, the Dispute to which such notice refers shall be determined in accordance with Clauses 35.4 (Jurisdiction) and 35.5(Submission) below.
35.4
Jurisdiction
(a)
The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligations arising out of or in connection with this Agreement) (a "Dispute").
(b)
The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.
(c)
This Clause is for the benefit of the Finance Parties only. As a result, no Bank shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.
35.5
Submission
For the benefit of each Finance Party, the Borrower agrees that the courts of England have jurisdiction to settle any disputes in connection with any Finance Document and accordingly submits to the jurisdiction of the English courts.
35.6
Service of process
Without prejudice to any other mode of service, the Borrower:
(a)
irrevocably appoints AngloGold Ashanti Holdings PLC, 4th Floor West, Communications
House, South Street, Staines-Upon-Thames, TW184PR, United Kingdom (contact person:
Kevin Davies, email: KDavies@AngloGoldAshanti.com) as its agent for service of process if recourse is sought to the English courts in relation to any arbitration proceedings contemplated by this Clause 35;
(b)
agrees to maintain an agent for service of process in England until all amounts which ma y be or become payable by it under or in connection with the Finance Documents have been, irrevocably paid in full;
(c)
agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned;
(d)
consents to the service of process relating to any such proceedings by prepaid posting of a copy of the process to its address for the time being applying under Clause 33.3 (Addresses for notices); and
(e)
agrees that if the appointment of any person mentioned in paragraph (a) above ceases to be effective, the Borrower shall immediately appoint a further person in England to accept service of process on its behalf in England failing such appointment within 15 days, the
Agent is entitled to appoint such a person by notice to the Borrower.
35.7
Forum convenience and enforcement abroad
The Borrower:

0079663-0000121 JH:1878246.4

(a)
waives objection to the English courts on grounds of inconvenient forum or otherwise as regards proceedings in connection with a Finance Document; and
(b)
agrees that subject to the Reservations, a judgment or order of an English court in connection with a Finance Document is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.
35.8
Non-exclusivity
Nothing in this Clause 35 limits the right of a Finance Party to bring proceedings against the
Borrower in connection with any Finance Document:
(a)
in any other court of competent jurisdiction; or
(b)
concurrently in more than one jurisdiction.
36.
WAIVER OF IMMUNITY
The Borrower irrevocably and unconditionally:
(a)
agrees that if a Finance Part y brings proceedings against it or its assets in relation to a
Finance Document, no immunity from those proceedings (including, without limitation, suit, attachment prior to judgment, other attachment, the obtaining of judgment, execution or other enforcement) will be claimed by or on behalf of itself or with respect to its assets;
(b)
waives any such right of immunity which it or its assets now has or may subsequently acquire; and
(c)
consents generally in respect of any such proceedings to the giving of any relief or the issue of any process in connection with those proceedings, including, without limitation, the making, enforcement or execution against any assets whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in those proceedings.
37.
INTEGRATION
The Finance Documents contain the complete agreement between the Parties on the matters to which they relate and supersede all prior commitments, agreements and understandings, whether written or oral, on those matters.
38.
GOVERNING LAW
This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.
THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

0079663-0000121 JH:1878246.4

SCHEDULE 1
BANKS AND COMMITMENTS
Banks
Commitment
U.S.$
Commitment TZS
Nedbank Limited, acting through the London Branch of
its Nedbank Corporate and Investment Banking Division
105,000,000 N/A
NMB Bank PLC N/A 22,840,000,000
Stanbic Bank Tanzania Limited N/A 22,500,000,000
Standard Chartered Bank Tanzania Limited N/A 11,000,000,000
Ecobank Tanzania Limited N/A 22,740,000,000
National Bank of Commerce Limited N/A 8,000,000,000
First National Bank Tanzania Limited N/A 15,600,000,000
Total Commitments
US$ 105,000,000 TZS102,680,000,000

0079663-0000121 JH:1878246.4

SCHEDULE 2
CONDITIONS PRECEDENT DOCUMENTS
PART A
1. A copy of the constitutional documents of the Borrower.
2. A copy of a resolution of the board of directors of the Borrower:
(a)
approving the terms of, and the transactions contemplated by, Finance Documents to which it is a party;
(b)
(if applicable) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and
(c)
disclosing and approving any conflicts of interests of the directors of the Borrower in relation to the Finance Documents and the transactions contemplated hereby;
3. A specimen of the signature of each person authorised to sign each Finance Document on behalf of the Borrower and to sign and/or despatch all documents and notices to be signed and/or despatched by the Borrower under or in connection with the relevant Finance Document.
4. Evidence that the process agent referred to in Clause 35.6 (Service of process) have accepted their appointment under that Clause.
5. Evidence that all official consents, licences and approvals required in connection with the entry into and performance of the Finance Documents have been obtained.
6. Evidence that this Agreement has been registered with the Bank of Tanzania and issued with a debt record number or amended debt record number as may be applicable.
7. A copy of any other authorisation or other document, opinion or assurance which the Agent reasonably considers to be necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, any Finance Document or for the validity and enforceability of any Finance Document, and of which the Borrower has been notified at least five
Business Days prior to the date of this Agreement.
8. Evidence that all fees and expenses remaining due and payable immediately on or before the date of this Agreement from the Borrower under the Finance Documents have been paid.
9. A certificate of two authorised signatories of the Borrower:
(a)
confirming that borrowing the Total Commitments would not cause any borrowing limit binding on it to be exceeded;
(b)
certifying that each copy document delivered under this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement;
(c) having made due enquiry:
(i) no Default is continuing;
(ii) no Insolvency Event has occurred or is continuing in relation to the Borrower; and

0079663-0000121 JH:1878246.4

(iii) to the best of the knowledge of the Borrower, there are no material and undisclosed outstanding disputes.
10. (a)
a legal opinion of Norton Rose Fulbright Tanzania legal advisors of the Borrower in
Tanzania dealing with inter alia the capacity and authority of the Borrower, substantially in the form distributed to the Agent prior to signing the Finance Documents to which it is a party.
(b)
a legal opinion of Norton Rose Fulbright South Africa Inc., relating to English law, addressed to the Finance Parties.
(c)
a legal opinion of Norton Rose Fulbright Tanzania, relating to Tanzania law, addressed to the Finance Parties.
11. Dul y executed originals of the following Finance Documents:
(a) this Agreement;
(b) any Fee Letter; and
(c) any other Finance Document
12. A copy of the mining rights licence in respect of the Mine.
13.       The Bank shall have obtained approval from its internal committees for the Facility and such approvals shall have become unconditional.
14. Confirmation of the Bank’s satisfaction with the results of the high level due diligence process.
15.       Such documentation and other evidence as is requested by the Agent (for itself or on behalf of any other Finance Part y) in order for the Agent and each other Finance Party to carry out and be satisfied it has complied with all necessary "know your customer", sanctions checks or similar identification procedures under applicable laws and regulations (including the Financial Intelligence Centre Act,
2001) pursuant to the transactions contemplated in the Finance Documents.

0079663-0000121 JH:1878246.4

PART B
1.         Confirmation that the Facility B Increase Amount does not exceed the balance of the undrawn
Commitments under Facility A by reference to the relevant Base Currency Amount on the relevant
Tanzanian Increase Effective Date.
2.         Receipt of the Tanzanian Increase Request, in form and substance satisfactory to the Agent, and containing at a minimum the information as set out in Clause 2.2(d).
3.         The confirmation by each relevant TZS Bank of its agreement to participate as a TZS Bank stating its portion of participation in the Facility B Increase Amount.
4. The execution by the Agent and each TZS Bank of an Accession Deed.
5. Satisfaction that no Default has occurred and is continuing as at the Tanzanian Increase Effective
Date.
6.         Such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any other Finance Party or TZS Bank) in order for the Agent and each other Finance Party or relevant TZS Banks to carry out and be satisfied it has complied with all necessary "know your customer" or similar identification procedures under applicable laws and regulations (including the
Financial Intelligence Centre Act, 2001) pursuant to the transactions contemplated in the Finance
Documents.
7. Any other document and condition precedent required under any Accession Deed.
8.         A copy of any other authorisation or other document, opinion or assurance which the Agent reasonably considers to be necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, Clause 2.2 (Facility B Increase / Facility A Decrease).

0079663-0000121 JH:1878246.4

SCHEDULE 3
FORM OF REQUEST
To:
[ · ] as Agent
From: Geita Gold Mining Limited
Date: [ ]
Geita Gold Mining Limited - U.S.$ 115,000,000 Revolving Credit Facility Agreement dated 6 April
2018 (as amended from time to time)
1. We request a Loan as follows:
(a) Drawdown Date: [ ]
(b) Facility to be utilised: [Facility A] / [Facility B]
1
(c) Currency of Loan: [USD $] / [TZS]
(d) Amount: U.S.$[
] / TZS [ · ]
(e) Interest Period: [3 Months]
2
/ [[3/6] Months]
3
(f) Payment instructions: [ ].
2. We confirm that each condition specified in Clause 4.2 (Further conditions precedent) [and
Clause 4.3 (Further conditions precedent under Facility B)]
4
3. is satisfied on the date of this Request.
By:
Geita Gold Mining Limited
(in its capacity as Borrower)
Authorised Signatory
1
Delete as applicable.
2
Facility A – 3 Months.
3
Facility B - 3 Months or 6 Months.
4
Facility B Utilisations/Drawdowns only.

0079663-0000121 JH:1878246.4

PART II: Selection Request
To:
[ · ] as Agent
From: Geita Gold Mining Limited
Date: [ ]
Geita Gold Mining Limited - U.S.$ 115,000,000 Revolving Credit Facility Agreement dated 24 April
2018 (as amended from time to time) (Credit Agreement)
1.        We refer to the Credit Agreement. This is a Selection Notice. Terms defined in the Credit Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection
Notice.
2.
We refer to the following Facility B Loan/s with an Interest Period ending on [ · ]5.
3.        [We request that the above Facility B Loan/s be divided into [ · ] Facility B Loans with the following amounts and Interest Periods]
6
4.
[We request that the next Interest Period for the above Facility B Loan/s is [ · ]
7
5. This Selection Notice is irrevocable.
By:
Geita Gold Mining Limited
(in its capacity as Borrower)
Authorised Signatory
5
Insert details of all Facility B Loans which have an Interest Period ending of the same date.
6
Use this option if division of Facility B Loans is requested.
7
Use this option if sub division of Loans is not required.

0079663-0000121 JH:1878246.4

SCHEDULE 4
FORM OF NOVATION CERTIFICATE
To:
[ · ] as Agent
From: [THE EXISTING BANK] and [THE NEW BANK]
Date: [ ]
Geita Gold Mining Limited - U.S.$ 115,000,000 Revolving Credit Facility Agreement dated 6
April 2018 (as amended from time to time)
We refer to Clause 26.3 (Procedure for novations).
1.        We [ ] (the Existing Bank) and [ ] (the New Bank) agree to the Existing Bank and the
New Bank novating the Existing Bank's Commitment (or part) and/or rights and obligations referred to in the Schedule in accordance with Clause 26.3 (Procedure for novations).
2.        The specified date for the purposes of paragraph (c) of Clause 26.3 (Procedure for novations) is [date of novation].
3.        The Facility Office and address for notices of the New Bank for the purposes of Clause 33.3
(Addresses for notices) are set out in the Schedule.
4.        This Novation Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.
THE SCHEDULE
Commitment/Rights and obligations to be novated
[Insert relevant details]
[Existing Bank] [New Bank]
By: By:
Date: Date:
[New Bank]
[Facility Office Address for notices]
[ ]
Email address for notices:
Country of origin of New Bank:
By:
Date:

0079663-0000121 JH:1878246.4

SCHEDULE 5
FORM OF COMPLIANCE CERTIFICATE
To:
[ · ] as Agent
From: GEITA GOLD MINING LIMITED
Date: [ ]
Geita Gold Mining Limited - U.S.$ 115,000,000 Revolving Credit Facility Agreement dated 6 April
2018 (as amended from time to time) (the Agreement)
1. We refer to the Agreement. This is a Compliance Certificate.
2. We confirm that as at [relevant testing date] Total Net Financial Indebtedness was [ ]; and
EBITDA was [ ]; therefore, Leverage was [ ] to 1.
3. We set out below calculations establishing the figures in paragraph 2 above:
[ ].
4. We confirm that no Default is outstanding as at [relevant testing date].
8
]
GEITA GOLD MINING LIMITED
By:
................................ ........................... ................................ ...........................
Name of director Name of director
[insert applicable certification language]
for
[auditors of the Borrower]
8
If this statement cannot be made, the certificate should identify any Default that is outstanding a nd the steps, if any, being taken to remedy
it.

SCHEDULE 6
PERMITTED ASSIGNEE
CRDB Bank PLC
NMB Bank PLC
NBC (Tanzania) Limited
TIB Corporate Bank
Exim Bank
EcoBank Tanzania Limited
Barclays Bank (Tanzania) Limited;
Citibank (Tanzania) Limited;
Stanbic Bank (Tanzania) Limited;
Standard Chartered Bank (Tanzania) Limited; and
Any Affiliates of the banks listed in this Schedule 6.

SCHEDULE 7
FORM OF ACCESSION DEED
THIS ACCESSION DEED is dated ………… and entered into among:
A.        [Insert full name of current Agent] for itself and on behalf of each of the other Finance Parties to the
      Credit Agreement referred to below (Agent);
B.       Geita Gold Mining Limited as borrower under the Credit Agreement (Borrower); and
C.        [[Acceding TZS Bank (s)] (Acceding TZS Bank(s)].
This Accession Deed is made by the/each] Acceding TZS Bank(s) and other parties referred to above in relation to the Credit Agreement (the Credit Agreement) dated [ ] between, among others, Nedbank
Limited (acting through the London Branch of its Nedbank Corporate and Investment Banking division (as
Underwriter and Original USD Bank), Nedbank Limited (acting through its Nedbank Corporate and
Investment Banking division) (as Agent), Geita Gold Mining Limited (as Borrower) and [ · ]. Terms defined in the Credit Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Accession Deed.
In consideration of [the/each] Acceding TZS Bank acceding as a Bank for the purposes of clause [2.2] of the
Credit Agreement, [the/each] Acceding TZS Bank and each other party to this Accession Deed confirms that, as from [insert relevant Tanzanian Increase Effective Date, [the/each] Acceding TZS Bank shall become a party to the Credit Agreement as a Bank and [the/each] Acceding TZS Bank hereby undertakes to perform all the obligations expressed in the Credit Agreement in relation to a Facility B Loan to be assumed by it as a Bank participating in Facility B and it hereby agrees that it shall be bound by all the provisions of the Credit Agreement and other Finance Documents (as defined therein), as if it had been an original part y to the Credit Agreement.
The parties to this Accession Deed confirm that the following terms shall apply in respect of the accession of the relevant Acceding TZS Bank(s) to the Credit Agreement:
Facility B Commitment(s)
The participation of [the/each] Acceding TZS Bank in the Facility B Commitment as from [insert relevant
Tanzanian Increase Effective Date], shall be as follows:
[ · ]
Facility B Margin
Margin in respect of Facility B is [ · ]
9
Other conditions
[ · ]
This Accession Deed is a Finance Document for the purposes of the Credit Agreement.
This Accession Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.
9
The margin must be the same for each increase request.

This Accession Deed has been entered into on the date stated above and is executed as a deed and is delivered on the date stated above.
Acceding TZS Bank(s)
Executed and delivered as a deed by
[Insert full name of Acceding TZS Bank(s) and execution block as required under Tanzanian law]
Address:
Fax:
Email:
Agent
Executed for and on behalf of
[Insert full name of current Agent and execution block]
Date:
Executed and delivered as a deed by Geita Gold Mining Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                     AngloGold Ashanti Limited
Date: March 19, 2019
By: /s/ M E SANZ PEREZ
Name:
M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance